Commission File Number 001-31914

Exhibit 99.1

2019 Environmental, Social and Governance

& Social Responsibility Report

Contents

About the Report	4

Message from the Chairman	6

Special Report: Joint fight against COVID-19	8

Cash, In-Kind and Insurance Donations and Against-The-Clock Rescue	8

Products, Claims Services, Faster and Expanded Coverage	8

About Us	11

Company Profile	11

Corporate Culture	12

Honors	12

Social Responsibility Management	14

Concept of Social Responsibility	14

Communication with Stakeholders	14

Materiality Analysis	16

i. Enhancing corporate governance and ensuring compliance operation	20

Regulating corporate governance	20

Innovating investor relations management	21

Strengthening information disclosure	22

Operating in compliance with laws and regulations	22

ii. Implement major strategies to help national development	24

Preventing and controlling financial risks	24

Anti-money-laundering	25

Intelligent risk control	25

Risk control team building	26

Boosting industry development	26

Supporting regional development	27

Contributing to poverty alleviation	28

Strengthening poverty alleviation	29

Promoting poverty alleviation insurance products	30

Measures for targeted poverty alleviation	32

iii. Benefiting people’s health and social wellbeing	36

Serving healthcare diligently	36

Protecting the vulnerable	38

Defusing emergent and major risks	40

Enthusiastic philanthropy	41

iv. Innovating in service experience and embracing technology	45

Upgrading service experience	45

Smoother service	45

Faster service	46

Smarter service	47

More thoughtful service	48

Protecting customer rights and interests	49

Listening to customers	49

Paying attention to consumer education	51

Protecting customer privacy	51

Innovation of product portfolios	51

Innovating in technology	52

v. A people-oriented approach to protect the growth of employees	55

Safeguarding employees’ rights and interests	55

Encouraging employee development	57

Employee care	61

Caring for physical and mental health	61

Helping employees in need	61

Boosting work vitality	62

vi. Pursuing ecological civilization and green development	62

Developing green finance	63

Green operation	64

Standardized management	66

Digital offices	67

Paperless services	68

Low-carbon procurement	68

Table of KPI	72

HKEX ESG Index	75

Feedback Form	78

About the Report

This report is a disclosed 13th Environmental, Social and Governance Report (or Social Responsibility Report) of China Life Insurance Company Limited (hereinafter referred to as “China Life”). This report aims at responding to stakeholders’ expectation and demonstrating its concept, actions and performance related to environment, social, corporate governance and sustainable development.

Reference Standards of the Report

This report was prepared in accordance with the Appendix 27 Environmental, Social and Governance Reporting Guide (hereinafter referred to as the “ESG Reporting Guide”) to the Main Board Listing Rules of the Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Stock Exchange”), and the Guide for Social Responsibilities Fulfillment in the Insurance Industry issued by the former China Insurance Regulatory Commission (CIRC). This Report also refers to ISO26000 Guidance on Social Responsibility (2010) by the International Organization for Standardization, the Social Responsibility Reporting Guide (GB/T 36001-2015), the Chinese Corporate Social Responsibility Report Preparation Guide (CASS-CSR 3.0) issued by the Chinese Academy of Social Sciences and other CSR reporting standards.

Organizations Covered by the Report

If not specified, all data and information disclosed in the report covers the headquarter of China Life and its 36 branches. Its subsidiaries are excluded.

Notes on the Data of the Report

The key financial data of this report came from the audited 2019 Annual Report of China Life Insurance Company Limited and other data from the Company’s internal documents and related statistics.

Time Range of the Report

From January 1 to December 31, 2018, with part of the content in excess thereof.

Notes on Appellation

For the convenience of expression and reading, China Life Insurance Company Limited is hereinafter referred to as “China Life” or “we”. If not specified, the amount is shown in RMB (yuan).

Reporting Period

This is an annual report.

How to obtain the report

The report is release in printed version and online version. You can browse and download the Simplified Chinese, Traditional Chinese, and English versions of the report at the following website:

The official website of the Company (www.e-chinalife.com)

The website of Shanghai Stock Exchange (www.sse.com.cn)

The website of SEHK (www.hkex.com.hk)

Principles of the Report

This report was prepared in accordance with the reporting principles in the “ESG Reporting Guide” of the Stock Exchange of Hong Kong Limited.

Principle of Materiality: The report discloses the materiality matrix, details the process and final results of materiality analysis, and lists important stakeholders as well as targeted communication strategies. For details, please refer to “Stakeholder Engagement” and “Materiality Analysis” in the “Social Responsibility Management” chapter.

Principle of Quantitative: The environmental data disclosed in the report are indicated with reference standards, calculation methods and parameters.

Principle of Consistency: The report followed the preparation methods and information disclosure calibers consistent in previous years.

Message from the Chairman

Spring returns to bring life to all, when the whole nation stands united to herald a fresh start.

Looking back on 2019, united with our country and keeping pace with the times, we walked hand in hand with customers in the journey of working hard to reinvigorate China Life with fruitful results. In the meantime, adhering to the original intention, the mission, and the due role of state-owned financial enterprises we handed in a satisfactory report card to the society, shareholders, customers, and employees.

Development is the basis for fulfilling responsibilities. In 2019, we keep implementing the strategy of “Reinvigorating China Life”. We focused on high-quality development, adhering to the business principle of “stressing value, intensifying team building, stabilizing growth, developing technology, optimizing services, and preventing risks”. With “insurance as the core business”, we achieved excellent operating performance by pooling strength to forge ahead: The total premium income for the whole year was RMB 567.086 billion, a year-on-year increase of 5.8%; total investment income was RMB 169.043 billion, a year-on-year increase of 77.7%; embedded value was RMB 942.087 billion, an increase of 18.5% from the end of 2018; net profit attributable to shareholders of the parent company was RMB 58.287 billion, a year-on-year increase of 411.5%; total assets exceeded RMB 3.73 trillion. The outstanding performance earned China Life the honorary titles such as “Asia’s Best Life Insurance Company 2019”, “Best Listed Insurance Company 2019”, and “Excellent Life Insurance Company 2019”, and so on.

2019 marks the 70th anniversary of the founding of the People’s Republic of China. This year, China Life, as always, unswervingly responded to national calls by implementing national strategic deployments, serving the overall national economy, and fulfilling the responsibilities of state-owned enterprises. We actively participated in the coordinated development of Beijing-Tianjin-Hebei, the integrated development of the Yangtze River Delta, and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area. We served the Belt and Road initiative and implemented the requirement of serving coordinated regional development and real economy in specific work and projects. We successively launched more than ten key investment projects such as China Ocean Shipping (Group) Company (hereinafter referred to as “COSCO”) Shipping Debt Investment Plan, China Eastern Airlines Debt Investment Plan, Chengdu Rail Transit Debt Investment Plan, and Guangxi Communication Investment Bond Investment Plan to effectively implement the major decisions and arrangements by the central government.

2019 is a crucial year for the country to fight poverty. We actively exerted our own advantages to implement the national strategy of targeted poverty alleviation. In terms of poverty alleviation through insurance, we provided insurance protection for nearly 25 million poor households amounting to RMB 3.6 trillion. Meanwhile, we mobilized all resources available to carry out poverty reduction on all fronts including e-commerce, charity, and employment and invested more than RMB 5.2 billion in targeted poverty alleviation, contributing to the national goals of eradicating poverty and building a well-off society in an all-round way.

Providing quality service is China Life’s consistent commitment to customers. In 2019, we continued to enrich high-quality services and optimize customer experience, not only by developing 102 new insurance products to meet the different needs of customers, but also by upgrading about 70 services to make them smoother, speedier, smarter, and more considerate.

Significant progress has been made in the construction of “One Customer, One China Life”. The time efficiency of application for payment of personal claims speeded up by 41 percent over the same period last year. The direct claims settlement service covered more than 15,000 medical institutions nationwide. The industry-leading full-process automated claims handling model increased the automation rate by 41.5 percentage points and the online preservation handling volume increased by 47% year-on-year.

Employees are the foundation of the development of an enterprise, and the enterprise is a stage for employees to reach their potential. We always attach importance to the rights and interests of employees and constantly improves the talent management mechanism. In 2019, we launched employee training programs at different levels, training nearly 300,000 people over 13 million plus class hours; we implemented the “2551 Talent Project” to cultivate young talents and encourage employees to realize their self-worth; we organized more than 90 skills contests and encouraged the setup of innovation studios, building a stage for employees to grow and succeed in all aspects.

Unremitting efforts have been made for low-carbon environmental protection and development of green finance. In 2019, we lived up to the concept of low-carbon environmental protection by promoting digital workplaces, low-carbon procurement, and paperless services with practical actions. We continuously improved the electronic service system, reduced energy and paper consumption, and implemented the concept of low-carbon environmental protection in daily office and the entire process of underwriting, preservation, and claims service. The paperless handling rate for individual customers’ insurance applications reached 97.8%. In terms of investment, we pursue the unification of economic, social and environmental benefits and advocates the sustainable and healthy development of the green industry. We promoted the main investment platform, China Life Asset Management Company Limited to take the lead in joining the United Nations-supported Principles for Responsible Investment (PRI) initiative, which reflected our ability and responsibility of building a beautiful China.

The future builds on the foundation of the past. On the road of reinvigorating China Life, we will continue to forge ahead with reforms and accelerate transformation and development, while demonstrating a strong force dedicated to protecting the environment, serving the national economy and the people’s livelihood, and shouldering responsibility with determination.

China Life Insurance Company Limited
Wang Bin
Chairman

Special Report: Joint fight against COVID-19

At the beginning of 2020, when people hurried to various places to celebrate the Spring Festival – the most important festival for the Chinese people – an epidemic descended like a lightning bolt, imposing a severe test on Chinese people.

Wuhan set off a strident alarm, so did Hubei where Wuhan served as the capital city. The epidemic spread quickly across the country. The whole nation immediately threw itself into the painstaking battle against the outbreak. China Life issued a mobilization order right away to consolidate confidence, to help each other, to pass on love, and to fight the epidemic.

The order was responded across China Life in no time. On the one hand, we immediately activated an emergency plan and established an emergency working group to contribute to the fight against the epidemic through actions such as insurance donations, cash and in-kind donations, and volunteer services. On the other hand, we expanded the scope of liability of insurance products and upgraded claims services, contributing our professional strength of insurance to the anti-epidemic battle.

Cash, In-Kind and Insurance Donations and Against-The-Clock Rescue

Taking full advantage of its main business of insurance, China Life donated insurance to front-line medical personnel, while taking into account police, journalists, volunteers and other frontline epidemic control personnel. China Life also made charitable donations, donating anti-epidemic materials such as masks, gloves and goggles to all parts of the country.

As of March 15, 2020, we

•	Donated insurance to more than 2.48 million frontline epidemic control personnel in more than 30 provinces and cities across the country.

•	Donated a special insurance scheme to each of the 1 million anti-epidemic volunteers under the jurisdiction of the Ministry of Civil Affairs.

•	Donated RMB 15 million to Wuhan Health Department through China Life Charity Foundation.

Products, Claims Services, Faster and Expanded Coverage

In order to fulfill its social responsibilities, China Life has expanded its insurance liability related to COVID-19 for 34 insurance products. We upgraded its claims service and constantly updated it thereafter to provide customers confirmed of COVID-19, infection with a rapid and warm claims service. At present, China Life has eight service initiatives to respond to the virus, including 7/24 online claims service, proactive customer search, a green claims settlement channel, cancellation of paper-based claim application materials, cancellation of restrictions over designated hospitals, and cancellation of waiting periods, cancellation of restrictions over medicine and medical treatment items, and cancellation of deductibles.

For an all-out effort in the joint prevention and control of COVID-19 epidemic, China Life took the lead in introducing a series of preferential policies for preservation services in response to the epidemic, such as providing customers affected by the epidemic with extended grace period for policy renewal, extended application date for policy reinstatement, proactive reduction of interest rates, and increased online payment limit. The 95519 Contact Centre implemented a non-workplace work-from-home scheme nationwide to ensure that the remote interactive services are “available”, “uninterrupted”, and “always online” during the epidemic. China Life earnestly takes the customer-centric approach and fulfils the social responsibilities of central enterprises by facilitating customer demands to be met in an unusual period.

As of March 15, 2020, we

•

Handled over 720,000 claims, and paid over RMB 2.65 billion in compensation, of which 125 claims were related to COVID-19, amounting to RMB 17.828 million; 26 insurance donations were made with coverage amounting to RMB 7.72 million.

•	Accepted customers’ remote consultation and online service request 34.28 million times, handled 8.17 million cases of policy preservation for customers.

Inner Voices

In the face of this sinister epidemic, the 36 branches of China Life proactively implemented the anti-epidemic work deployments and did their best to prevent and control the epidemic. They organized voluntary services and made donations, contributing to the fight against the epidemic. China Life’s effort in this battle is inseparable from the sacrifice of every staff member who’s been fighting in the front line.

“When I heard customers say ‘thank you’, I couldn’t help but cry. We are all from Wuhan. No better than this time should we stand with each other.” —— Dong Bing, 95519 customer service at Hubei Branch of China Life

“The first thing I do every morning after turning on mobile phone is to check the patient count, because any increase of that number means higher chance that our customers fall by the disease. Although we can’t do much in medical care, we can at least do something for our customers, even a little post-condolence and compensation.” —— Sun Bin, Manager of Claims Service Department, Hubei Branch

“It is my responsibility to deal with claims immediately and hand in compensation funds to customers. No matter how difficult it is, there is no excuse to evade our responsibility.” —— Lei Han, Compensation Verification Department, Jiangxi Branch

“The anti-epidemic work in the community has been shorthanded. I must take in every detail and cannot afford any mistake. At this unusual time, the longer I keep watch on the entrance, the safer this line of defense; the more leaflets on epidemic prevention distributed, the lower the risk of epidemic spread.” —— Feng Yadi, Workplace Manager of Juxing Team, Beilun Sub-branch of Ningbo City (concurrently community grid management inspector and epidemic prevention publicist)

One should fulfill his responsibility relentlessly and faithfully. In this battle against COVID-19, China Life has always supported the people of Wuhan and Hubei and fought alongside the people of the country. We firmly believe that under the strong leadership of the CPC Central Committee with Comrade Xi Jinping as the core and the concerted efforts of the people across the country, we will surely win the battle against the virus.

About Us

Company Profile

Headquartered in Beijing, China Life is a leading enterprise in China’s life insurance industry. By virtue of its long history, tremendous strength, professional and leading competitive edge and world-renowned brands, China Life has won the trust of a wide range of customers and always occupied the leading position in China’s life insurance market. China Life’s predecessor would have been as old as the People’s Republic of China and one of the earliest domestic companies engaged in insurance business. In October 1949, the central government approved the formation of the only insurance company in China, opening the curtain of the development of China Life. In 2003, China Life Insurance Company was successfully reorganized into China Life Insurance (Group) Company and exclusively initiated the establishment of China Life Insurance Company Limited. On December 17 and 18, 2003, China Life went public in New York and Hong Kong, creating the world’s largest IPO in this year. On January 9, 2007, China Life returned to A-shares by being listed in Shanghai, becoming the first financial and insurance company concurrently listed in the three places.

In 2019, China Life brought in RMB 576.086 billion of insurance premium income, placing it in the first play of Chinese life insurance industry. China Life had with coverage of the country’s more than 20,000 branches1 and hired over 100,000 employees and a sales force of 1,848,000 people in various sales channels. As of December 31, 2019, China Life had RMB 3.73 trillion worth of total assets, providing various types of insurance coverage to more than 500 million customers and possessed 303 million valid long-term insurance policies, annuity contracts and long-term health insurance policies for individuals and groups as well as accident insurance and short-term health insurance policies and services. China Life also provided accident insurance and short-term health insurance policies and services for individuals and groups.

China Life Insurance (Group) Company with China Life as its core member has been included in the Fortune’s “Global 500 List” for 17 consecutive years and ranked 51st in 2019. In the “China’s 500 Most Valuable Brands” list released by the World Brand Lab in 2019, China Life ranked 5th with a brand value of RMB 353.987 billion, continuing to rank first in the insurance industry. In addition, China Life also won such honorary titles as “Asia’s

[1]	By December 31, 2019, China Life had more than 20,000 branches including marketing service outlets across the country.

Best Life Insurance Company 2019”, “Golden Dragon Prize for the Best Listed Insurance Company of the Year 2019”, “Ark Award for Insurance Company with High Quality Development 2019”, “Ark Award for Targeted Poverty Alleviation in China’s Insurance Industry 2019”, and so on.

51st among Fortune Global 500 List 2019

132nd among 2019 World’s 500 Most Influential Brands

5th among 2019 China’s Most Valuable Brands

Corporate Culture

Honors

Awarder	Award

“Forbes”	“105th among Forbes 2019 Global 2000”

21st Century Business Herald	“2019 Best Life Insurance

21st Century Asian Financial Competitiveness Rankings	Company of Asia”

Financial Times “Gold Medal Award for Chinese Financial Institutions”	“Golden Dragon for 2019 Best Life Insurance Company”

National Business Daily “2019 China Golden Tripod Awards” by	“Golden Tripod Award for Outstanding Life Insurance Company of the Year 2019”

Securities Times	“2019 Ark Award for Insurance Company of Target Poverty Alleviation”

Sina Finance “Sina Golden Kirin Awards for Insurance Industry 2019”	“Best Personal Insurance Company of the Year”

Shanghai Securities News	“2019 Golden Wealth Management Top Award for Insurance Coverage Brand”

The Economic Observer	“Insurance Company of the Year for Excellent Claims Service”

“2019 People’s Choice Awards for Ingenuity” by People.com.cn	“2019 People’s Choice Awards for Ingenious Service”

Finance.china.com.cn and insure123.cn “2018 China Ding Insurance Industry Awards”	“Best Insurance Brand of the Year”

Hexun.com “17th China’s Financial Annual Champion Awards”	“Influential Insurance Company of the Year”

Social Responsibility Management

Concept of Social Responsibility

China life is faithful to its core philosophy: to “fulfill ourselves to benefit others and fulfill others to benefit ourselves”, and attaches great importance to corporate social responsibility (CSR). It actively probes into a business mode benefiting both itself and the society, which is well explained by its contributions to social equity in elderly care, medical services, social assistance and education.

Corporate Vision
“To be a first-class international life insurance company”
Corporate Core Philosophy
“Fulfill ourselves to benefit others and fulfill others to benefit ourselves”
Corporate Concept of Social Responsibility
“Remain people-oriented, care for life, create value, and serve the society”

Communication with Stakeholders

Stakeholder engagement is an important part of achieving sustainable development. China Life attaches great importance to the concerns and demands of various stakeholders. By examining the types and composition of stakeholders affected by various aspects of its operations, China Life identified important stakeholders and methods to engage them and adopted targeted measures to respond to their various needs in order to constantly improve its stakeholder management mechanism and operational transparency.

Stakeholders	Expectations & Appeals	Mode of Communications

Government and Regulators	• Operate in compliance with laws and regulations • Pay taxes according to laws • Create job opportunities • Serve the national strategy • Prevent Risks	• Work report and communication • Documents and special reports on participation in meetings and major activities • Accept supervision

Shareholders and Investors	• Create stable returns • Improve corporate governance	• Shareholders’ meeting • Regular announcements and roadshows

Stakeholders	Expectations & Appeals	Mode of Communications
	• Strengthen investor relationship management • Disclosure information in a timely, accurate and complete manner	• Press conference • Meeting of analysts • Arrange investors and analysts to survey branches and subsidiaries

Customers	• Good faith and quality services • Satisfactory customer experience • Rich insurance products • Protect legitimate rights and interests	• Smart service processes • Survey of customers demand/satisfaction • Service hotline • Handling of customer complaints • Characteristic customer activities and value-added services

Partners	• Fair competition • Good faith and mutual benefit	• Daily informal communication • Sign cooperation agreements • Morning sessions and symposiums of sales agents • Special surveys and lectures • Survey of related parties

Employees	• Safeguard basic rights and interests • Assurance for salary and benefits • Occupational health and safety • Career advancement and development • Care for employees

•  Pay wages in full and on time

•  Congress of workers and staff

•  Employees symposiums

•  Training of employees

•  Help needy employees

•  President’s letter box

•  Investigate the needs and satisfaction of employees

Community & Public	• Promote local employment • Take part in public welfare programs • Drive community economy	• Community communications and surveys • Carry out public welfare activities

Stakeholders	Expectations & Appeals	Mode of Communications
	• Targeted Poverty Alleviation • Serve people’s livelihood	• Volunteer services • Disaster relief • Insurance for poverty alleviation, e-commerce poverty alleviation, donations for medical care • Develop health insurance and inclusive medical care

Environment	• Climatic changes • Energy saving and emission reduction • Integrated utilization of resources • Green offices	• Publicity about environmental protection • Disclosure of environmental information • Public welfare activities of environmental protection • Green Buildings • Electronic Service Process

Materiality Analysis

In a bid to understand the degree of attention, expectations and demands of stakeholders on its sustainable development, China Life conducted the materiality analysis in accordance with the requirements of the ESG Report Guide of the Stock Exchange of Hong Kong Limited. Through a variety of channels such as national macro policy research, analysis of domestic and international social responsibility standards, the Company’s development strategies and plans, industry benchmarking, and stakeholder interviews and surveys, a total of 20 core issues on China Life’s social responsibility were identified from the two dimensions of “degree of attention from stakeholders” and “materiality to corporate development”.

2019 Materiality Matrix of China Life

In 2019, by fully leveraging the advantages of insurance service, China Life spared no effort in such practical actions as supporting the 17 sustainable development goals of the United Nations, strengthening scientific and technological innovation, promoting poverty alleviation, and assisting the construction of the Belt and Road initiative, etc., to demonstrate a responsible enterprise with commitment.

Key Goals	Progress in 2019	In Chapter

	In 2019, China Life continued to strengthen the construction of the poverty alleviation system, carried out in-depth work to reduce poverty, actively advanced targeted poverty alleviation, and made charitable donations to help win the battle against poverty.	Contributing to poverty alleviation Protecting the vulnerable Enthusiastic philanthropy

	In 2019, China Life actively responded to the “Healthy China” strategy with its own advantages, continued to advance the “insurance + healthcare” model with innovation in inclusive insurance, and carried out charitable campaigns, contributing to the protection of people’s health and welfare.	Contributing to poverty alleviation Serving healthcare diligently Protecting the vulnerable Enthusiastic philanthropy Innovation of product portfolios

	In 2019, China Life continued to uphold the principles of fair employment, gender equality, and equal pay for equal work to create a harmonious and friendly office environment.	Safeguarding employees’ rights and interests

In 2019, China Life continued to vigorously carry out vocational insurance education and sales skills training in poor areas to improve the employability skills of local people. At the same time, it provided employees with a comprehensive vocational training mechanism to improve their abilities.	Contributing to poverty alleviation Safeguarding employees’ rights and interests Encouraging employee development

In 2019, China Life intensified poverty alleviation through industry by supporting infrastructure construction. It led the investment in the “Qinghai Yellow River Hydropower” project, helping develop the national new energy industry.	Contributing to poverty alleviation Developing green finance

In 2019, China Life continued to support the national green development strategy by adopting green office, electronic office among other measures to reduce carbon emissions and respond to climate change.

Green operation

In 2019, China Life actively played a demonstrative role in developing a series of Belt and Road insurance products in order to provide risk protection for enterprises participating in the Belt and Road initiative and to support the Belt and Road construction.	Supporting regional development

i. Enhancing corporate governance and ensuring compliance operation

Guided by the strategic goal of “Reinvigorating China Life”, China Life persists in the operation guideline of “stressing value, intensifying team building, stabilizing growth, developing technology, optimizing services, and preventing risks”. Focusing on high-quality development, China Life continually improves its corporate governance, strengthens its compliance operation, and solidifies its market position.

Regulating corporate governance

As the first financial and insurance company listed concurrently in New York, Hong Kong and Shanghai stock exchanges, we strictly observe the listing rules and regulatory provisions of all three cities. Our governance structure ensures the operating efficiency of our board of directors. We continually optimize our information disclosure and processes, and strengthen communications, to ensure that investors – especially small and medium ones – have equal access to company information. And we ensure that the shareholders’ meeting, the board of directors and the board of supervisors operate in strict accordance with our rules of procedure.

In 2019, China Life held 2 shareholders meetings, 12 board meetings and 5 supervisory board meetings.

As of June 30, 2019, China Life was assigned an A1 insurance financial strength rating with a stable outlook by Moody’s Investors Service, A+ insurer financial strength rating with a stable outlook by Fitch, and A+ long-term insurance financial strength and corporate credit rating with a stable outlook by S&P.

Innovating investor relations management

Adhering to the concept of “starting from investors and serving investors”, we maintain efficient and multichannel communication with investors. We strictly implement the Rules on Investor Relationship Management and Management Measures for Investor Relationship Channels to strengthen our connection with capital markets.

In 2019, we launched Open Day activities and annual, semi-annual and quarterly results release conferences with more than 1,100 institutional investors and analysts participated. More than 200 meetings with about 1,600 visiting investors and analysts, were held throughout the year. We attended 55 domestic and overseas investor conferences to exchange views with more than 1,600 institutional investors; and we met with investors more than 130 times during annual and interim results release conferences and non-deal roadshows. More than 1,700 emails were exchanged with the investor community throughout the year, and more than 350 telephone and email inquiries were answered. We used livestreaming – including domestic and overseas stock trading platforms such as Tencent Self-Selected Stocks, Sina Finance, and Futu Securities – to present China Life online and via mobile devices. Clicks on webcasts of our presentations and Open Day activities reached 40,000.

We used our WeChat public account and mini program for investor relations to keep investors abreast of company trends. As of December 31, 2019, the public account had more than 4,000 followers, and had posted 241 articles and announcements, with total views of more than 118,000.

Case

China Life 70th Anniversary Open Day for investors

China Life held the 2019 Open Day for investors, analysts and media in Beijing – to show China Life’s 70-year history and achievements to the public – on February 22, 2019. Mr. Su Hengxuan, President of China Life and Mr. Li Mingguang, Vice President and Chief Actuary and Secretary of the Board of Directors attended the event and had in-depth exchanges with more than 330 investors, analysts and journalists from home and abroad.

Strengthening information disclosure

The quality of information disclosure directly affects investors’ perception of China Life. We continually improve the timeliness, accuracy and completeness of information, and enrich it with charts and graphs.

In 2019, we published 2018 Annual Report of A/H share, Social Responsibility Report of 2018, 2018 Annual Report On Form 20-F, 2018 Annual Report of Japan, 2019 Interim Report of A/H share, 2019 Interim Report of Japan, the first and third quarterly report of A/H share in 2019, and published totally 404 announcements and documents.

Operating in compliance with laws and regulations

We continually strengthen compliance construction by improving the compliance management system and efficiency, contributing to the building of a big compliance management pattern to ensure China Life’s sustainability to operate and be responsible to shareholders and investors.

Governance compliance	Governance compliance was enhanced to respond to the CPC Central Committee’s important directives on strengthening and improving the party’s leadership and the party building of state-owned enterprises. The Articles of Association of China Life was revised to integrate party’s leadership into all aspects of corporate governance.

System compliance	We continually standardize and reinforce our system management, and strengthen the institutional review. We have established, amended or abolished 105 institutions.

Transactional compliance	The regulatory provisions of the Management Measures for the Management of Related Transactions of Insurance Companies were implemented. China Life undertook reviews, reports, disclosure of related transactions, and the updating of related party information in an orderly manner. We organized a large-scale investigation of related party transaction risks, and special rectification of equity and related transactions.

We strictly abide by such intraparty regulations as the Several Guidelines on the Political Life of the Communist Party of China under New Circumstances, the Guidelines for the Probity and Self-discipline of the Communist Party of China, the Regulations on Disciplinary Action of the Communist Party of China, the Regulations on Accountability of the Communist Party of China, the Regulations on Internal Supervision of the Communist Party of China, the Regulations on Inspection of the Communist Party of China, and the Rules for Supervision and Discipline Enforcement by Disciplinary Inspection Organs of the Communist Party of China. To strengthen supervision and accountability, China Life formulated internal requirements such as the Plan of China Life Insurance Croup Corporation for Implementing the Eight-Point Guideline of the CPC Central Committee, the Management Measures of China Life Insurance Company Limited on Duty Performance Benefits and Business Expenditures of Responsible Persons, the Management Measures on Official Reception of China Life Insurance Company Limited, the Management Measures on Business Reception of China Life Insurance Company Limited, the Provisions for Leaders of China Life Insurance Company Limited in Handling Weddings and Funerals (Provisional), the Provisions of China Life Insurance Company Limited on Handling Employees with Violations, the Management Measures of China Life Insurance Company Limited for Discipline Inspection and Letters and Visits, and the Management Measures of China Life Insurance Company Limited for Discipline Inspection and Supervision of Cases.

We protect whistleblowers. We prohibit the disclosure of any information related to whistleblowers, prohibit companies and individuals at all levels tracking down and accusing whistleblowers without authorization, and punish offenders.

For reported cases, there is a handling and accountability mechanism. We handle cases in four ways: interview and letter of inquiry, preliminary verification, pending investigation, and settlement. Verified cases are handled strictly.

Case

China Life conducts education and training on integrity

In 2019, the Discipline Inspection Committee of China Life organized 5 special sessions about integrity for trainees and departmental deputies appointed or recruited in 2018. The committee’s secretary explained our requirements for integrity and discipline compliance to department heads from headquarters departments and temporary lead staff. The committee also taught office staff how to implement the spirit of the eight-point guideline of the CPC Central Committee, which included policy interpretations and case studies of violations related to office duties, such as use of company vehicles, and promotional materials in the form of gifts. For people responsible for major infrastructure projects, special lectures were delivered on integrity risks in that engineering field. Via our e-School, quizzes on the CPC Central Committee’s guidelines were published at all levels of China Life.

ii. Implement major strategies to help national development

Guided by the principles of the 19th CPC National Congress, the Central Economic Work Conference and the government work report, China Life fulfils the social responsibility of central enterprises, resolves to win the battle against financial risks, implements important national strategies such as the development of the Guangdong-Hong Kong-Macao Greater Bay Area, the Belt and Road initiative, and the targeted poverty alleviation, and upholds the principles and requirements of financial services serving the real economy in specific tasks and projects.

Preventing and controlling financial risks

Financial security is an important part of national security. Resolving major risks bears the brunt, as identified by the Central Economic Work Conference. China Life has established company-wide risk evaluation, performance checklists and special assessment rules, as well as three lines of defence for risk management. It comprehensively fulfils the responsibilities of risk control and meets regulatory requirements in the three places where it is listed.

In 2019, China Life improved its top-level risk management. We vigorously advanced IT applications in risk management, including big data and artificial intelligence, creating breakthroughs in intelligent applications for anti-money-laundering, intelligent identification of illegal fundraising, early warning monitoring of sales risks, and risk management data marts. In the first three-quarters of 2019, our comprehensive risk rating maintained Level A.

Anti-money-laundering

China Life has established a money-laundering risk prevention and control system centred on the Management Measures of China Life Insurance Company for Fighting Money Laundering. This includes risk assessment standards, control measures, and accountability mechanisms. China Life has carried out such activities as anti-money laundering education and risk screening to improve an effective anti-money laundering management system.

In 2019, China Life continued to harness technology against money-laundering. By developing applications such as intelligent identification and verification of money-laundering based on machine learning, knowledge mapping and big data, our identification accuracy rose from 41% to 86%, thereby improving the efficiency of verification for audit purposes.

Intelligent risk control

In accordance with “Reinvigorating China Life”, we continue to improve the application of information and intelligent technologies to risk management, making major breakthroughs in the process of risk monitoring and prevention, while actively conducting risk screenings to safeguard information security.

Risk monitoring	Risk prevention and control	Risk screening

•  Industry-leading measurement models such as stress testing and excess transmission were applied to scientifically determine risk tolerance and limits, providing decision-making support for major business operations and hence support planning and budgeting.

•  Investment risk monitoring indicators were integrated and improved to create a system that covers the main asset-side risks, including market risk, credit risk, and concentration risk.

•  China Life used big data, artificial intelligence and other technologies to form a unified front-end application framework, risk data mart and data service. This visualized risk management system enabled sales risks and illegal fundraising risks to be detected and dealt with.

•  A “five-in-one” long-acting risk prevention and control mechanism was established to prevent illegal fundraising. It uses big data and artificial intelligence technology to explore risk characteristics and address difficulties in monitoring illegal fundraising risks. As a result, China Life established more than 500 risk characteristics to enable the intelligent identification of illegal fundraising by salespeople.

•  China Life organized investigations and rectifications such as large-scale risk screening in hindsight, an “addressing disorders to promote compliance” campaign, and the elimination of disorders that infringe on consumers’ rights and interests. We revised or issued 172 regulatory documents, improved 21 information systems.

•  We successfully underwent a large-scale on-site inspection by the China Banking and Insurance Regulatory Commission (CBIRC) and a supervisory visit by the head office of the People’s Bank of China. We successfully completed national internet security and defensive drills, and major security tasks, during the National Day holiday.

Risk control team building

To strengthen risk control and tap the existing resource potential of the system, China Life established dedicated teams in 2019 and extended monitoring to marketing workplaces at the grassroot level.

Boosting industry development

China Life plays an active role in the development of the insurance industry by participating in the formulation of standards, conducting research, and strengthening industry exchanges, and promotes the healthy and orderly development of the industry.

Supporting regional development

China Life has taken the initiative to meet national strategic requirements and own development needs by giving full play to the leading and demonstrative role of insurance funds. China Life is integral to coordinated development in major areas such as the Guangdong-Hong Kong-Macao Greater Bay Area, the Yangtze River Delta, the Belt and Road initiative, Beijing-Tianjin-Hebei integration, and Xiong’an New Area, by making coordinated layout and taking multiple measures to promote the coordinated development of the regional economy.

Guangdong-Hong Kong-Macao Greater Bay Area Construction	China Life launched key projects such as the Guangzhou City Construction Investment Trust Plan, the China Life Yuexiu Industrial Trust Plan, the Dongwan – Shengzhen Expressway Debt Investment Plan, the Guangkai Fund, and the Guangzhou Fund to support local infrastructure construction and high-tech industry development of the world-class Greater Bay Area.

Regional coordination and integration in the Yangtze River Delta	China Life established the Suzhou Fund, Wuxi Fund and Jiading Fund, issued COSCO Shipping Debt Investment Plan, China Eastern Airlines Debt Investment Plan, focused on serving the development of enterprises in the Yangtze River Economic Belt.

Belt and Road Initiative

•  GEPIC Creditor’s Rights Investment Plan, SPIC Integrated Leasing among other projects provided multi-domain and multilevel funding support for the construction in areas of the initiative.

•  China Life provided financing for China Nonferrous Metal Mining Corporation (CNMC), a company engaged in the Belt and Road initiative and global nonferrous metal mining.

•  China Life developed a series of Belt and Road insurance products, including China Life Belt and Road Group Term Life Insurance, China Life Plus Belt and Road Group Accident Insurance, China Life Belt and Road Group Medical Insurance (A), and China Life Belt and Road Group Medical Insurance Section (B).

•  For government officials and corporate legal persons participating in the Belt and Road initiative, China Life provides security for death and disability, medical expenses due to illness, accidents and emergency rescue services overseas, and overseas risk protection.

•  China Life has provided Belt and Road insurance to more than 300 foreign aid doctors dispatched from 11 provinces and cities including Beijing, Shaanxi, Jiangsu, Guangdong, Anhui, Jilin, Gansu, Qinghai, Ningxia, Yunnan, and Fujian. This has earned positive recognition from the health system and throughout society.

Beijing-Tianjin-Hebei construction	China Life provided large-scale, long-term funding for infrastructure in the Tianjin Binhai New Area.

Case

China Life presents exclusive Belt and Road insurance products to foreign aid medics

On November 28, 2019, during the Belt and Road overseas personnel insurance protection seminar cum insurance donation ceremony for Chinese foreign aid medical team, China Life and China Life Reinsurance Company Limited presented jointly developed group insurance products and the Belt and Road overseas personnel insurance schemes to the Belt and Road foreign aid medical team. With a total coverage of more than 100 million yuan, the schemes cover death, disability, and medical care arising from illness, accidents and overseas rescue services.

Integrating protection against accidents and diseases, overseas medical treatment and global rescue, these products fill a gap in the insurance industry: coverage for overseas personnel engaged in the initiative. In protecting personnel, they help advance the initiative itself.

China Life donated insurance products to Chinese foreign aid medics in the Belt and Road Initiative

Contributing to poverty alleviation

China Life’s targeted poverty alleviation performance in 2019

A total of RMB 5.26 billion invested in funds and materials[2].	Helping 86,983 people set up a file to lift the poor out of poverty
457 assistance projects implemented.

[2]	For the specific amount of cash and in-kind donations, please refer to Statistical Table of China Life for Targeted Poverty Alleviation in 2019

2019, through the China Life Charitable Foundation, RMB 24,946,500 was donated to four designated poverty-stricken counties in Guangxi Longzhou, Tian Denghe, Hubei Luxi, Danjiangkou, and Inner Mongolia’s No. 6 Town.

Note: Data reported as of December 31, 2019, covering headquarters and 36 branches

Strengthening poverty alleviation

China Life resolutely implements the spirit of the 19th National Congress of the Communist Party of China and the important instructions of General Secretary Xi Jinping on poverty alleviation. In order to fight against poverty and establish a well-off society, We firmly hold the concept of “precise poverty alleviation, precise poverty eradication”, and comprehensively establish the mechanism of poverty alleviation and financing, the product structure of poverty alleviation financial insurance, and poverty alleviation models.

•	Targeted poverty alleviation overview

China Life conscientiously and smoothly implements the Opinions of CIRC and the Office of the Leading Group of Poverty Alleviation Development of the State Council on Making a Success of the Aid Given by the Insurance Industry to Poverty Alleviation, and has established a comprehensive poverty alleviation work mechanism to systematically guarantee the smooth conduct of poverty alleviation tasks. Our 2019 Work Plan to Help Poverty Alleviation guides the planning of the work. We established the office of poverty alleviation, and more than a thousand employees were assigned to affected areas, to drive poverty alleviation organically.

•	Targeted poverty alleviation structure

The organizational structure of targeted poverty alleviation teams

Anti-poverty leading team
Team leader: China Life’s Party Chief and President	Team members: members of China Life’s party committee and president’s office
Anti-poverty office
Director: Company leader in charge of the office	Members: heads of departments
Leading teams and offices of branches
Team leader: Main persons in charge of each branch

•	Targeted poverty alleviation planning

Guided by the 2019 Work Plan to Help Poverty Alleviation, China Life leveraged its main business – health insurance – to promote critical illness insurance, explore new poverty alleviation measures, and improve conditions for the poor; meanwhile, China Life fully supported the Group’s poverty alleviation work in Longzhou, Tiandeng of Guangxi and Yunxi, Danjiangkou of Hubei, and actively undertook and completed the CBIRC task of offering targeted assistance to Daliuhao Town, Chayouhou Banner, Wulanchabu City, Inner Mongolia.

•	China Life poverty alleviation plan for 2020

China Life will continue to fulfil its social responsibility, promoting “poverty alleviation insurance” project throughout the country. In particular, more assistance will be provided to impoverished areas such as the “three regions and three prefectures”3. China Life will focus on the following six areas:

Improving the system of poverty alleviation through products and operations	Promoting China Life’s “one-stop pass” service for poverty alleviation[4]	Increasing investment in poverty alleviation through supporting industries
Exploring ways to absorb the labour force from poor households	Consolidating the effectiveness of education and training to reduce poverty	Increasing resource input in charity for poverty alleviation

Promoting poverty alleviation insurance products

According to the requirements of the targeted poverty alleviation policy, China Life meets the insurance needs of the poor population including the poor households recorded in the files and on the cards with four major innovative product series. China Life has successively launched: three of exclusive poverty alleviation product series of “insurance for rural needy families and orphans” “poverty alleviation insurance” “better life group supplementary medical insurance for targeted poverty alleviation” and “micro-loans for rural poverty alleviation” series of products. The four series – detailed below – include 19 poverty alleviation products: six for life insurance, four for accident insurance, three for critical illness insurance, and six for medical insurance products.

Product	Features	2019 performance

Poverty alleviation insurance	Focusing on poverty-stricken people recorded in the files and on the cards, China Life provides protection for accidental death, accidental	Commercial poverty alleviation insurance products, mainly the “poverty alleviation insurance” series, have insured

[3]

The “three regions” are the Tibet Autonomous Region, four Tibetan-inhabited provinces, and four prefectures in southern Xinjiang Uyghur Autonomous Region. The “three prefectures” are Liangshan Yi Autonomous Prefecture in Sichuan Province, Nujiang Lisu Autonomous Prefecture in Yunnan Province and Linxia Hui Autonomous Prefecture in Gansu Province

[4]	In 2020, China Life’s “One-stop” settlement service for poverty alleviation has upgraded as China Life’s “One-stop pass” service for poverty alleviation

	injury, death from illness, critical illness, medical expenses, and hospitalization.	24.918 million poor households, providing RMB 3.6 trillion of risk protection.

Insurance for rural poor families and orphans	Providing rural low-income households of classes 1 and 2, rural families of 5 guarantees, and orphans in rural areas with protection for accidental death, accidental disability, death from illness, and critical illness.	When extremely poor and critically ill people from Gansu and Guizhou Province had their illness confirmed by hospitals at the county level or above, they were paid by China Life on a valued basis and reimbursed in advance. This alleviated the distress of extremely poor people who, afflicted by accidents or serious illness, have no money for treatment and are not covered by social security.

Better Life insurance	Achieving seamless integration with basic medical insurance and critical illness insurance for the poor people recorded in the files and on the cards or the poor people who meet the requirements of national poverty alleviation policies.	In 2019, China Life undertook 18 targeted poverty alleviation projects in seven provinces: Henan, Shanxi, Heilongjiang, Anhui, Hubei, Hebei, and Jiangsu covered 12 million poor people.

Petty insurance	Providing products such as accidental injury insurance for poverty alleviation loan borrowers to increases the creditability of poor farmers to address the financing difficulty that is common to poor farmers.	Loan support has been provided to poverty alleviation loan borrowers in Gansu, Ningxia, Xinjiang, Hunan, and Anhui.

Case

One-stop real-time settlement

China Life’s one-stop real-time settlement platform for poverty alleviation by healthcare in Chongzuo City integrates basic medical insurance, critical illness insurance, civil assistance, secondary reimbursement, and financial subsidy. When patients from poor households seek medical treatment, they can enjoy treatment before payment, with no need to pay a deposit and real-time settlement of medical expenses when discharged. The fact that patients pay only the 10% out-of-pocket medical expenses, with no need to advance other payments, mitigates the problem of a long reimbursement cycle.

The project has achieved coverage in seven counties and districts of Chongzuo City, involving more than 2 million people (including 340,000 people in poverty), and has been entrusted with relief funds amounting to more than 7.000 million yuan. As of December 31, 2019, the project had served 85,531 person-times and paid 59.53 million yuan.

Measures for targeted poverty alleviation

China Life actively explores new methods of poverty alleviation via finance. These include customizing poverty alleviation plans for poor areas, innovating in poverty alleviation models, and increasing insurance capital investment. These initiatives are based on business, e-commerce, industry, and philanthropy, helping poverty-stricken areas develop independently and improving the effectiveness of poverty alleviation comprehensively.

By the end of 2019, China Life had dispatched a total of 1,911 poverty alleviation workers to 997 fixed points for poverty alleviation and introduced RMB 36,932,900 of poverty alleviation funds. Through the campaign of poverty alleviation through consumption via e-commerce, China Life and its subsidiaries had successively purchased RMB 50.43 million worth of agricultural and sideline products from poor areas, helping poverty-stricken areas develop independently and improving the effectiveness of poverty alleviation comprehensively.

By the end of 2019, the Company had donated RMB 97.45 million to four designated poverty-stricken counties of Longzhou, Tiandeng of Guangxi and Yunxi and Danjiangkou of Hubei through China Life Charity Foundation. In 2019, the Company’s group insurance channel had poverty alleviation insurance cover 483,700 poor people recorded in the files and on the cards in the 4 designated poverty-stricken counties and paid RMB 7.579 million in compensation to 2,570 person-times within the year. Its critical illness insurance covered a total of 971,000 people in the three designated poverty-stricken counties of Longzhou, Tiandeng, and Danjiangkou and paid 44,000 person-times of urban and rural residents with compensation of RMB 67.585 million, of which 13,000 person-times of the poor people recorded in the files and on the cards were paid RMB 14.428 million in compensation. From 2018 to 2019, the Company invested a total of RMB 17.9393 million in five types of assistance funds to Daliuhao Town, Inner Mongolia, including RMB 1.893 million in poverty alleviation insurance funds to provide insurance protection for the local population and to assist the local communities in addressing the challenge of “illness-induced poverty and return to poverty due to illness”.

Poverty alleviation measures	Key performance in 2019

Poverty alleviation through the business operation

China Life launched three exclusive poverty alleviation product series of “insurance for rural poor families and organs”, “poverty alleviation insurance”, and “Better Life” group supplementary medical insurance for targeted poverty alleviation, as well as “micro-loan for rural poverty alleviation”, adding to a total of 19 series.

Commercial poverty alleviation insurance business was launched. In 2019, China Life signed cooperation agreements with 28 provincial offices to provide commercial poverty alleviation insurance for the local poor people recorded in the files and on the cards, covering 24.918 million poor people with RMB 3.6 trillion in risk protection. It processed 1.246 million claims, paying RMB 1.556 billion in compensation.

For critical illness insurance, China Life reduced the payment threshold and raised the ratio and upper limit of compensation. China Life developed Better Life group supplemental medical insurance specifically for poverty-stricken people recorded in the files and on the cards. It provides multilayer security: basic medical insurance, critical illness insurance and supplementary medical insurance. Of the critical illness insurance schemes underwritten by China Life in 2019, more than 70% have the insurance liabilities inclined to the poor. By December 31, 2019, China Life had launched more than 230 critical illness insurance schemes, covering nearly 400 million urban and rural residents, and during the year more than 14 million claims were served with over RMB 25 billion in compensation. Among them, the total compensation for critical illness insurance of the poor was more than RMB 3 billion, benefiting more than 2.5 million person-times. By December 31, 2019, the supplementary medical insurance for targeted poverty alleviation provided insurance protection for 12 million person-times of the poor recorded in the files and on the cards, and during the year 1.28 million claims were served with RMB 590 million in compensation.

Poverty alleviation through e-commerce

•  Through the China Life i-Buy platform on e-commerce channels, China Life assisted in promoting sales of specific products from poor areas and communicated with e-commerce companies to improve settlement and platform functions.

•  As of December 31, 2019, China Life had outperformed the target of poverty alleviation through e-commerce with 26.77 million yuan at the rate of 112%.

Poverty alleviation through public service

•  In 2019, the China Life Charity Foundation invested RMB 24.9465 million, in paired assistance funds, in the four fixed-point poverty-stricken counties of Longzhou, Tiandeng in Guangxi and Yunxi, Danjiangkou of Hubei and Inner Mongolia’s No. 6 Town.

•  China Life participated in infrastructure construction in poor areas.

•  China Life strengthened post-management of investment projects.

Poverty alleviation through industry	• China Life participated in the China Insurance Industry Poverty Alleviation Fund and expanded the investment scope of China Life Poverty Alleviation Fund.

Poverty alleviation through employment

•  China Life assigned more people to poverty-stricken areas, to change residents’ attitude towards employment from a passive attitude toward poverty alleviation of “waiting, depending, and demanding” changed to a proactive.

•  China Life vigorously carried out insurance vocational education and sales skills training in poor areas.

Case

China Life & Yao Foundation’s Sports Assistance Plan for Hundred Schools

China Life donated 3.5 million yuan to the China Life & Yao Foundation’s Sports Assistance Plan for Hundred Schools through the China Life Charity Foundation. We provide facilities, teacher support, training and leagues to help rural students participate in basketball and understand sportsmanship. The recipient of the donations, Tiandeng County, became the only county-level host of the Yao Foundation National Basketball Games for Hope Primary Schools, helping to raise the county’s visibility.

Case

Targeted assistance for impoverished areas

Since 2015, China Life’s 3 provincial-level branches, 8 prefecture-level branches, and 10 county branches have offered assistance to 33 impoverished villages in the “three regions and three prefectures” together with critical illness insurance and commercial poverty alleviation insurance. As of December 31, 2019, China Life had invested RMB 10 million in poverty alleviation funds in the “three regions and three prefectures” and helped more than 4,000 people out of poverty. China Life’s 151 outlets in the impoverished areas of three regions and three prefectures provide insurance for local people. In Diqing of Yunnan, Liangshan of Sichuan, Qinghai, and Kizilsu Kirghiz Autonomous Prefecture of Xinjiang, critical illness compensation totalled more than RMB 4 billion, covering more than 7 million people.

Case

Green Life poverty alleviation via healthcare

China Life and China Charity Alliance cosponsored the Green Life poverty alleviation via healthcare project, to provide critical illness assistance to the poor underage recorded in the files and on the cards in poverty-stricken counties. In 2019, RMB 6.66 million was donated to the project through the China Life Charity Foundation.

The project introduced insurance mechanisms to Luhuo County, Ganzi Prefecture, Sichuan Province, Shule County, Kashgar District and Hetian County, Hotan District, Xinjiang Uygur Autonomous Region. It determined types of diseases and standards of rescue, insured nearly 100,000 children recorded in the files and on the cards and issued financial aid to children who were seriously ill before being insured, to reduce the financial burden and pressure on their families.

iii. Benefiting people’s health and social wellbeing

Giving full play to the functions of insurance industry as an economic “shock absorber” and social “stabilizer”, China Life actively serves the “Healthy China” strategy, contributes its own strength to earthquake relief and public service and escorts the people’s good life with real actions.

Serving healthcare diligently

China Life actively serves the Healthy China strategy and national medical security by advancing the “insurance + healthcare” model. We have improved the health insurance product structure and built an integrated health ecosystem to serve customers throughout their lives.

Convenient healthcare services

Critical illness insurance

•  The one-stop real-time settlement service was realized in over 30,000 hospitals nationwide.

•  More than 230 projects were launched in 31 provinces and cities nationwide.

•  The critical illness insurance has covered nearly 400 million people and paid over 80 billion yuan in compensation to more than 43.2 million people.

Diversified health insurance

•  A series of products were launched such as long-term care insurance and tax-relief health insurance. As of December 31, 2019, tax-relief health insurance covered 157,000 people, with an overall market share of 37 percent.

•  Innovative “insurance + service” products were developed, such as Fei’anbao and overseas medical insurance.

•  China Life Le’an Xiangban Hospitalization Compensation Medical Insurance was developed. It compensates hospitalization expenses within the scope of social security reimbursement.

Medical insurance handling

•  We won the bid for the Healthcare Security Fund Supervision Project and the Unannounced Inspection Project to Combat Insurance Fraud of the National Healthcare Security Administration.

•  We won bids for provincial or municipal fund supervision projects in Shandong, Guangdong, Ningxia, Shanxi, and Hubei, etc.

•  In 2019, the 24 branches recorded the addition of 85 new handling projects, covering over 30 million people, and accumulatively undertaken more than 600 medical insurance handling projects covered more than 100 million people.

National long-term care insurance pilot

•  China Life undertook 43 city-based long-term care insurance pilot projects, managing a fund size of 1.23 billion yuan.

•  13.37 million people were covered, placing the projects among the top in the industry.

•  A pattern of government guidance, handling by society, and market-oriented services took shape.

New rural cooperative medical service settlement and reporting on inter-provincial networks

As of December 31, 2019:

•  32 working fund allocations were completed – totalling 550 million yuan – to more than 500 medical institutions in nine provinces.

•  Payment cycles of medical institutions were shortened from three months to 10 days which significantly reduced pressure on patients, eliminated tedious reimbursement procedures, and improved the experience of the insured.

Innovative insurance + service products

•  China Life’s Fei’anbao specific tumor disease insurance relies on big data and professional medical teams to achieve accurate screening of the risk of deterioration among people with pulmonary nodules. This controls compensation risk and offers protection to those with benign pulmonary nodules.

•  China Life’s additional disease-specific overseas medical insurance provides compensation for people with overseas medical referrals and medical expenses for specific diseases. We cooperate with overseas referral service providers.

China Life boosts the strategies of “massive health” and “massive endowment” by strengthening cooperation with the government and innovating in service. Our Massive Health platform has stepped up a new level:

•

Three service indicators have exceeded the 10 million mark. In 2019, 5.76 million new registrations were added, so the platform’s total registrations exceeded 10 million. More than 10 million insured customers enjoyed health benefits.

•

Online resources are constantly enriched. China Life’s “massive health” network integrated services from more than 20 third-party providers – such as doctor consultation, fast access to medical care for critical illness, self-service registration, health information, and a disease encyclopaedia, forming initially our medical and health services network.

Protecting the vulnerable

China Life strives to insure vulnerable groups at all levels of society, especially women, children, the elderly, poor households recorded in the files and on the cards, families that comply with family planning regulations, and urban low-income groups.

Old age insurance

•  China Life further improved its personal tax-deferred pension annuity insurance to help solve the challenges of aging. As of December 31, 2019, premiums for tax-deferred pension insurance business totalled RMB 22,385,955, and the number of policies was 8,437.

•  China Life developed eight products in the Xiyanghong and Xiyangbao series to meet the needs of elderly individuals and groups, including accidental injury insurance, term life insurance, medical care insurance and hospitalization allowances, enriching the product system for the elderly.

•  A single-premium, life-long scheme – China Life Xinfu Xiangying Pension Annuity Insurance – was developed to provide pension annuity, longevity payments and death protection, while increasing coverage so customers can flexibly replenish their pensions.

•  As of December 31, 2019, the premium income of old-age accident insurance reached 2.04 billion yuan. More than 54.649 million people were insured.

Family planning insurance	• As of December 31, 2019, we had provided risk protection amounting to 500 billion yuan for 15 million families that comply with family planning regulations.

Women’s insurance

•  As of December 31, 2019, more than 12 million women had been covered, provided nearly 1 trillion yuan in insurance coverage, and about 310 million yuan in compensation was paid to approximately 18,000 women with illness.

Petty insurance

•  China Life is one of the first insurance companies in the country to launch rural petty insurance.

•  As of December 31, 2019, 80.58 million people had been insured with 3.2 trillion yuan in insurance coverage. 1.35 billion yuan in compensation had been paid to 1.3633 million person-time.

Supporting basketball players with insurance

On April 27, 2019, China Life and CBA Co launched the first domestic athlete disability income insurance that truly meets the needs of Chinese professional sports events: CBA Player Contract Insurance. Now, 251 CBA League registered players (excluding those from Hong Kong, Macao and Taiwan) who sign the standard version of the Chinese Player Employment Contract will be compensated an agreed amount monthly, based on their contracted salary, if they are sick or injured during training or competition and cannot play. This eases the worries of players and reduces clubs’ risks. The product also covers injury among the national team, encouraging players to work hard and win for the country.

Defusing emergent and major risks

Bearing in mind our responsibilities and victims of natural calamities, China Life provides professional and efficient insurance that is critical to affected areas and affected people.

Case

Emergency claims in action

In response to the tornado accident in Kaiyuan, Liaoning, China Life launched eight measures:

1. Seeking customers actively

Our employees, sales staff and personnel from relevant channels are mobilized to collect information on the insured from multiple channels, take the initiative to make return calls, and provide follow-up according to customer wishes.

2. Accepting cases through multiple channels

Multiple channels are provided – such as sales personnel, WeChat, 95519 customer hotline, and counter service – to provide around-the-clock case acceptance.

3. Removing designated hospital restrictions

We assume liability regardless of whether customers receive treatment at designated hospitals.

4. Removing restrictions on the scope of social security reimbursement

We bear liability for medicines or diagnosis and treatment items not covered by social security.

5. Cancelling disability observation period

For disability claims, compensation is calculated and paid according to the customer’s current severity of disability.

6. Simplifying formalities for expense reimbursement application

Customers need only provide medical expense receipts, not information on the treatment. We will compensate according to the insurance contract and the actual medical expenses of the customers within the compensation limit.

7. Simplifying identification

Customers whose identification materials such as identity card and household registration book are missing may provide an identity certificate issued by the neighborhood (village) committee or above to file claims. Such certificates will be accepted by China Life.

8. Simplifying death proof

For victims whose information is publicly released by the government or government-authorized agencies, and who are identified as our customers, we will take the initiative to compensate. Applicants need not provide other proofs of death.

Case

Fulfilling responsibility and standing together

Heavy rain, flash floods and mudslides hit Wenchuan County, Sichuan Province, on August 20, 2019. China Life activated the emergency plan immediately. We sent personnel to the disaster site to screen customers, opened a green channel for claims settlement, and cooperated with the local government in disaster relief. Four of the 11 victims were China Life customers, compensated 866,000 yuan; another three, unaccounted for, were China Life customers compensated 241,500 yuan in total.

Enthusiastic philanthropy

To uphold our corporate culture of fulfilling ourselves to benefit others and fulfilling others to benefit ourselves, China Life supports philanthropy and practises social responsibility. We have formulated the Management Measures for Charitable Donations of China Life Insurance Company Limited and the China Life Measures for Volunteer Management. In 2019, China Life had donated 187 million yuan.

Case

Insurance and philanthropy benefit poor children with illness

China Life – with the China Children and Teenagers’ Fund under the All-China Women’s Federation – organized the charity initiative Protecting the Future and the Development of Youth for 435 children with leukemia from impoverished families. For every China Life Fu (blessings) and Kangning (health and peace) policy sold, cash will be donated to a dedicated fund of the China Life All-China Women’s Federation Project. This pioneering combination of insurance and philanthropy to advance risk management and assistance, improving the ability of children with poverty and leukemia to resist the risk of severe illness.

Case

Promoting women’s healthcare insurance To promote women’s healthcare insurance, China Life has donated funds and insurance to organizations across the country.

In 2019, China Life donated a total of 1 million yuan to the China Women’s Development Foundation, earmarked for protection against “two cancers” (breast cancer and cervical cancer) of poor women across the country, and has since donated a total of 8 million yuan.

•  The Gansu branch donated breast and cervical cancer insurance to 69,000 poverty-stricken women recorded in the files and on the cards in the designated poverty alleviation counties (Xihe County and Zhang County) of the All-China Women’s Federation and promoted the “two cancers” insurance at rural supermarkets.

•  The Sichuan branch donated to the China Life Angel Mom Fund and joined the provincial women’s federation to donate to earthquake relief efforts.

•  The Fujian branch continued to carry out Mother Health 1+1 fundraising and donated to the Fujian Mother Health Angel Fund.

•  The Hunan branch donated care, insurance, and skills to poverty-stricken villages and launched a Health Tour to Welcome Women’s Day Together – with the Women’s Federation delivering compensations and gifts door-to-door.

•  The Guangxi branch made visits to relevant poor households and carried out a “poverty alleviation via healthcare” campaign to donate “two cancers” relief funds and 500,000 yuan in charitable funds to poverty-stricken mothers.

•  The Ningxia branch launched campaigns – Caring for Female Sanitation Workers and Building a Beautiful Ningxia – that donated to local women and children’s funds.

•  The Xiamen branch again coorganized the Caring for Women and Children’s Health campaign.

•  The Hainan branch launched a women’s health campaign: Implementing the Spirit of the 19th CPC National Congress and Helping Women Contribute to the New Era.

•  The Shaanxi branch donated health aid to 7,000 poverty-stricken women via its campaign China Life Joining You to Welcome Women’s Day and to Care for Women.

•  The Heilongjiang branch donated funds to the Caring for Women’s Health project.

•  The Hebei branch donated to poverty-stricken women and children with leukemia recorded in the files and cards in the province.

•  Love at Your Fingertips donations in Chengdu, Sichuan.

•  The Most Beautiful Family campaign in Yantai, Shandong.

•  Exhibitions and performances to advocate the spirit of the 19th CPC National Congress in Nanping, Fujian.

•  Promotional activities revolving around breast and cervical cancer insurance and housekeeping service in Guangxi.

•  Rose Charity: The Third Guangzhou Mother Charity Plan in Guangzhou.

•  Donations to single mothers in districts and counties of Tianjin.

•  Promotion of women’s rights in Ningxia.

•  Promotion of women’s health insurance in the districts and counties of Xiamen.

These charity projects have achieved good social effects. As two partner’s cooperation become closer, the projects will further expand the benefits and effect of women’s health insurance.

Case

China Life Sanming branch volunteers in its community

In September 2019, China Life’s Sanming branch employees volunteered in the Dong’an community. Assistance was provided to the elderly who participated in the Celebrating the 70th Anniversary of the Founding of the PRC and the Double Ninth Festival, boosting local knowledge of finance and insurance was actively popularized on the spot.

China Life has always supported the development of the country’s sports industry and continuously injected new positive energy into China’s basketball development.

Case

Chinese Tennis Children Growth Program

China Life exclusively sponsored the Chinese Tennis Children Growth Program and participated in the National Caddie Training Camp, Summer Training, China Open Game Services and China Caddie Grand Slam Tour.

In 2019, China Life supported two child players in Tiandeng County and Longzhou County of Guangxi, the designated poverty-stricken counties of China Life. Both were selected into the Chinese Tennis Children Training Camp in Guangzhou and came to Beijing to participate in the August summer training, realizing their sport star dream step by step.

Case

China Life “Three Consecutive Signings” in Basketball Field contributes to a bright future for Chinese basketball

China Life and China’s basketball authorities united to produce fruitful results, while continuing to write new chapters:

•  China Life became the official sponsor of the 2019 Basketball World Cup. We are committed to organizing an outstanding Basketball World Cup;

•  China Life became the official insurance sponsor of the Chinese men’s basketball national team, providing professional services and guarantees for China’s basketball development;

•  China Life and Yao Foundation launched the One Hundred School Poverty Alleviation via Sports Plan. This integrates sports culture dissemination, charity and targeted poverty alleviation, broadening our hopes beyond basketball to the wider community.

iv. Innovating in service experience and embracing technology

To implement the strategic goal of “Reinvigorating China Life”, we comprehensively empower the insurance value chain and leverage the strengths of customers, teams and outlets accumulated over the years. We innovate in product portfolios, implement comprehensive intelligent services, improve client experiences, and reinforce technological capabilities. More broadly, we contribute to technological, financial, and industrial ecosystems and, to benefit society at large, promote insurance widely.

Upgrading service experience

In order to create a high-quality customer service experience, China Life adheres to the “customer-centric” concept and the goal of “leading efficiency, technology as driver, value leap-forward, and first-class experience” to formulate a three-year action plan for service excellence. It promoted the construction of the “production, service, and control” architecture, implemented the model of “multi-point access in front end, intelligent intensive headquarters, and comprehensive shared operations”, and promoted the further transformation and upgrade of operating services to intensive, intelligent, and pro-ecology services, striving to make “good service” the first thing about “China Life” brand customers conjure up.

Smoother service

By unblocking the whole-chain service process and improving the comprehensive financial service ecology, the Company has made great progress in the construction of “One Customer, One China Life”.

Phone service integration	The service offers one-key switch and customer transfer between customer contact centres in different business segments of insurance, banking and investment in different regions at home and abroad, so customers do not need to redial or log in again.

Service platform integration	The “China Life Union Navigation” incorporates 7 personal customer apps and multiple service channels including counters, contact centres, China Life Insurance APP, WeChat public account and our website. Incorporating business data from hundreds of sources, it creates a customer-centric interface with one-click access to information. The query is directly navigated to the corresponding self-help preservation operation.

Case

China Life Insurance App upgrades

In 2019, China Life Insurance App launched a query service to sort customer policies intelligently. Customers now have “one-click access”, to knowing their rights and to pressing their demands to clearly 11 insurance policy query items such as policy overview, history, payables and receivables. The launch of 7 preservation service items and the optimisation of 15 preservation service items means more than 50 million preservation service requests can be processed online by customers independently. The app proactively assigns sales personnel to customers and customers can enjoy the resultant one-on-one service. Customers can call and make appointments with sales personnel with one click on China Life Insurance APP. China Life Insurance App also provides abundant products and guarantee test function which provide the whole process of intelligent online self-service including insurance analysis, demand evaluation and supplementary. Customer can search for information on life insurance and property insurance with one-time verification. Besides, it also provides an intelligent health evaluation service. This works by analyzing customers’ facial features.

Faster service

New breakthroughs were made in online platform service capabilities and business digital handling capabilities. In 2019, furthering the concept of “quick and warm” service, China Life strived to build a China Life Claims Service brand. Nine claims improvements were introduced, including direct settlement, mobile and around-the-clock settlement, filing by sales personnel on behalf of customers, and express settlements in emergency cases, which leads to a more innovative claims model and a higher claims efficiency.

Intelligent claims service	China Life created a whole-process intelligent service for claims and built a four-layer intelligent claims service model of “elements, rules, responsibilities, and solutions” unique to the industry to address multiple liability combinations in intelligent claims service. As of December 31, 2019, 11.3 million customers had experienced the whole-process intelligent claims service with cases accounting for more than 60 percent of all. The time efficiency of application for payment of personal claims speeded up by 41 percent over the same period last year. It took customers only 2 minutes and 15 seconds at most to submit claims and receive payments, leading intelligent operations of medical claims in the industry.
Direct claims service	China Life has created a high-quality direct payment experience featuring “five exemptions” – exemption of reporting, exemption of application, exemption of materials, exemption of trips to counter, and exemption of waiting – and “one-stop” direct payment to help customers settle medical expenses with deduction directly when discharged. As of December 31, 2019, China Life’s direct payment case count had reached 3.41 million, an increase of 14 times over last year, and the amount of compensation exceeded 1.5 billion yuan.

Case

China Life’s Intelligent Claims Service wins innovation and outstanding case awards

China Life’s intelligent claims service was cited in “the 2018 Top Ten Important Service Innovations (Life Insurance Category) of the Insurance Industry” and “the 2019 International Outstanding Cases in the Financial Industry”.

The whole-process intelligent claims service is a new model, created by China Life in 2018. Focusing on healthcare, insurance and the internet, it is linked to more than 15,000 medical institutions and is a smart and fast direct payment service model. In 2019, the pass rate of claims by whole-process automated processing increased 41.5 percent.

Smarter service

China Life accelerates the application of artificial intelligence in business scenarios and provides customers with differentiated and elaborate services.

Intelligent claims service	Three AI models helped boost the pass rate of personal insurance policy self-verification to 89.4 percent by 5.9 percent over the same period last year. Innovative services were launched, such as a direct claims service and a rapid claims service, and automated claims-processing continued to improve.
Intelligent customer service

We have launched more than 2,000 intelligent counter machines, combining traditional counters and online platforms to provide customers with a multitude of services including automatic identification, policy information queries, processing progress query updates, preservation service processing , and self-service printing, etc., which effectively These diverts customers from the counters and alleviates the pressure of on counter services.

We upgraded “Intelligent customer service system” with a 77 percent increase of online robots over the same period last year.

Intelligent recommendation	The training of artificial intelligence models continued to deepen and the models accurately recommended products to customers more than 300 million times.

Case

China Life promotes intelligent counter machines

In 2019, China Life continued the intelligent transformation of counter services, focusing on improving customers’ experience. Artificial intelligence and other technologies were used to develop an “intelligent counter”, and online and offline integrated customer self-service channels were built.

Customers don’t need to wait in line to handle a variety of convenient self-help insurance services such as intelligent identification, comprehensive information query, preservation, and self-service printing upon verification.

Intelligent counter machines serve customers

More thoughtful service

The high-quality service supply system was further improved, so that customer satisfaction and loyalty remained high. New models of “insurance + health” and “insurance + rescue” were launched; 70 upgraded services were released including “Suixinjie”, a loan service; the five VIP exclusive services were further advanced.

Experience upgrading project	We moved forward with the Customer Service Experience Blueprint Project, listening to customers’ voices. To respond to customer concerns relating to staff knowledge, poor design, speed of service and conforming to standards, we have comprehensively improved and optimized our service procedure, integrating service channels to rebuild service experience.
Value-added service activities	More than 30,000 value-added service activities such as “China Life Little Painter” and “China Life Power Walking 700” continued to be organized, serving more than 40 million customers.

Case

Global emergency rescue service upgrades

To optimize customer rescue services, China Life renewed the Global Emergency Rescue Cooperation Agreement with the International SOS Rescue Centre in 2019. A service upgrade will see our VIP, Platinum, Diamond, and Premium customers enjoy different levels of international travel rescue, international medical rescue and domestic medical rescue. The services include emergency medical consultations, emergency medical translation, arrangement for medical treatment and hospitalization, emergency transfers between hospitals, transfers back to China, family and friends’ visits and accommodation, travel consultations, and travel planning. Thanks to more than 15.1 billion service providers and rescue professionals proficient in multi-languages, this one-stop platform provides customers with 24-hour, seven-days-a-week protection.

Protecting customer rights and interests

China Life attaches great importance to customer protection. We continually improve customer protection and integrate it into corporate governance, supervising the senior management and customer protection department. We pay attention to customer feedback, and focus on customer education and privacy. In order to regulate selling and servicing practices, China Life has strengthened the rapid handling of complaints, source governance, and process control to promptly resolve customer complaints. In 2019, the number of complaints forwarded from regulators dropped significantly year on year.

In 2019, we saw a great improvement in complaints handling. In the first three quarters of 2019, we received 3,898 complaints forwarded from regulators which are mainly about sales and services, distributed in North China and Northeast China.

Listening to customers

Customers’ voices are the driving force of service upgrades. To utilize their feedback, China Life established surveys to identify customer needs and formulate plans for improvement.

Case

China Life holds 13th Clients’ Day

June 12, 2019 marked China Life’s 70th anniversary, when the launch ceremony with the theme of “Winning in the future with China Life” of the 13th China Life Clients’ Day cum service upgrade conference was held in Beijing. To meet the full range of customer demands, we have comprehensively upgraded 70 services. At the event, we displayed our smoother, faster, smarter, and more welcoming upgrades, and introduced online features based on more interaction, feedback, social facilitation, and effective communication.

Customer service awards in 2019

11 branches were awarded “Customer Satisfaction AAA Unit” for their intelligent counter service by China Association for Quality Promotion;

China Life 95519 was honoured with “the Best Customer Contact Centre of China” and “the Best Customer Contact Centre of China for Operation and Management” by China Computer User Association Customer Relationship Management Branch and Customer Contact Centre Standards (CCCS) Committee;

Our One-click Policy Pass was selected as Service Innovation Case 2019 by China Banking and Insurance News.

China Life also launched the “electronic receipt and return call”, enabling receipts and return calls for the same kind of policies at one time, which meets customers’ needs of environmental protection and convenience and autonomously controls the time for receipts and return calls. The “dynamic SMS verification + facial recognition” technology was also used to ensure safe and stable process, meeting regulatory requirements. As of December 31,

2019, electronic notification had covered 28.63 percent of all notifications, and the success rate of SMS sending was 93.59 percent, an increase of 4.61 percent from last year. A total of 2.383 billion notifications of various types were sent to customers and sales staff.

Paying attention to consumer education

China Life actively implements the requirements of the CBIRC for consumer education by utilizing the opportunities of activities such as “March 15” and “Financial Knowledge Popularization Month” to organize insurance consumer education. In 2019, more than 1.7 million promotional materials were distributed, more than 3 million promotional messages were posted on WeChat, SMS and Weibo, and nearly 10,000 on-site publicity activities were carried out, receiving media coverage over 1,000 times and achieving more than 900 million views. Financial Knowledge Popularization Month also earned China Life the “2019 Excellent Organization of Financial Education and Publicity Activities” award from the CBIRC.

Protecting customer privacy

In accordance with such legal provisions and industry standards as the Insurance Law of the People’s Republic of China, the Decision of the Standing Committee of the National People’s Congress on Strengthening the Protection of Network Information, and the Interim Measures on the Authenticity Management of Life Insurance Client Information, China Life has formulated the Management Measures of China Life Insurance Company Limited on Corporate Customer Information to clearly protect customer information and privacy.

Innovation of product portfolios

China Life adheres to a customer-centric and market-oriented product strategy. Combining industry trends and customer needs, China Life keeps providing diversified products for customers.

To respond to market changes in a timely manner, China Life adheres to strict and scientific product development, laying a solid foundation for business growth.

China Life product development process

•	System establishment

In strict accordance with national regulatory requirements and actual conditions, China Life revised and issued such documents as the Implementation Measures of China Life Insurance Company Limited for Product Development Management, the Measures of China Life Insurance Company Limited for Money-laundering Risk Assessment of the Products, the Management Measures of China Life Insurance Company Limited for Experience Analysis, and the Management Measures of China Life Insurance Company Limited for Expense Analysis, clarifying development procedures and implementation steps to ensure the standardization and effectiveness of products.

•	Fundamental research

China Life adheres to a customer-centric product development philosophy. We conduct market surveys and industry exchanges. The resulting analysis and research create the foundation for innovation.

•	Data analysis

China Life has established and improved a basic database for incidents and risk monitoring and data analysis system, providing solid data support for product design.

•	Products-related training

Through training, personnel gain a deeper understanding of product content and policy requirements, contributing to launches and promotions. At the same time, policy-based business review is carried out to track the development of policy insurance business.

In 2019, we had developed 102 new products alone.

For groups such as young and senior customers, China Life undertakes differentiated product design and development to meet their needs, while still drawing on our potent portfolio.

Case

Kangning (health and peace) Lifetime Critical Illness Insurance (2019 Edition) launched

Marking the 70th anniversary of our founding, we upgraded China Life’s “Kangning” series of products which has a long history. This edition inherited the excellent quality of “Kangning” series, and newly increased supplemental liability of specific critical illnesses on a basis of the traditional liabilities from death, severe physical disability, critical illnesses to specific illnesses. In addition, the extraneous endowment assurance optional in this product portfolio provides maturity benefit and dual protection of health and old age, which enriched the insurance function and made an active attempt in product design.

Innovating in technology

Committed to building a technology-driven enterprise, we actively implement the three-year action plan of building a “Sci-tech China Life”. Vigorous efforts are made to accelerate the transition from talent being the sole driver to talent and technology being dual drivers. This is how we will achieve major breakthroughs, and build an open digital ecosystem with world-class, industry-leading financial technologies.

AI-assisted precision management	Big data and AI were used to develop the Golden Book CRM (customer relationship management) platform, which has mined 17.27 million high-value customers. It is designed to push marketing information to national sales partners in batches, assist the sales partners to carry out the whole-process precise management, and thus effectively raise the accuracy of customer development and the signing success rate.
Collaborative innovation	Our digital platform has been strengthened. More than 280 applications and data services were opened, and more than a thousand innovative applications were launched. A “Vendor-bao” model provides insurance products and platforms, and our partners provide sales scenarios and customers. 4,180 institutions have cooperated with us to build a new, open and win-win internet insurance model. In 2019, China Life’s digital platform took first place in “the Excellent Cases of Information Application in Insurance Industry”, issued by the China Bank and Insurance News.
Online business cooperation	A Special Cooperation Agreement on Joint Marketing was signed with Suning.com Group Company Limited, under which we jointly launched customer management with the theme of “Meet Suning to Enjoy Treat from China Life”. Relying on Suning’s offline stores across the country, we provided exclusive benefits to China Life customers.
Improving stability	With the China Life Insurance APP install package “slimmed” by 40%, the crash rate has declined to three in ten thousand, which is lower than the industry average of five in ten thousand, which can provide better service experience for customers.
Accelerating response	The User Direct Pass service was launched via four major front-end systems: China Life e-Shop, China Life Insurance APP, Cloud Assistant, and Cloud Desktop. User problems reach our technology team directly and are tracked and resolved in a timely fashion. In 2019, the average time to solve problems reduced by a factor of five and 87 percent of issues were resolved within 24 hours.
Better information security	Centralized information management and control was realized based on the overall layout of “big backend + small frontend” and unified access by “soft” application to “big backend”. Based on the network architecture of “big extranet + small intranet”, we significantly narrowed the range of information security protection. We constructed a visualized intelligent prevention and control system, evolving from passive defence to proactive monitoring, intelligent early warning and handling, and visualized exhibition.

To protect our intellectual property achievements, China Life has formulated the Intellectual Property Management Measures of China Life Insurance Company Limited. in accordance with such laws and regulations as the Trademark Law of the People’s Republic of China, the Copyright Law of the People’s Republic of China, the Patent Law of the People’s Republic of China, and the Law of the People’s Republic of China against Unfair Competition.

As of December 31, 2019, China Life had submitted 21 intellectual property results to the Chinese State Patent Office and Copyright Protection Center of China. These included 14 computer software copyrights such as “hybrid cloud platform” and “unified knowledge base system”, and 7 patent rights including “AI-based software security threat analysis methods and systems” and “a method and system to support the graphical setting of medical insurance payment rules and automatic accounting of medical insurance payments”. We had obtained 138 software copyright registration certificates – including a medical insurance intelligent review system, unified sales staff view system, and the “God of Operation” contract and budget processing system – among which 30 were newly obtained in 2019.

v. A people-oriented approach to protect the growth of employees

China Life adheres to the principle that human resources are our primary resource. We attach importance to the rights and interests of employees, constantly improve the talent management mechanism recruitment, cultivation, use, and incentives, and build sound platforms for employees to develop career and deliver personal value, thereby achieving the common growth of China Life and employees.

Safeguarding employees’ rights and interests

China Life strictly observes the Labour Law of the People’s Republic of China, the Labour Contract Law of the People’s Republic of China and other relevant policies and regulations. We protect employees’ rights and benefits enjoyed by employees in accordance with the law and adhere to the principle of fair employment. In addition to establishing a market-based pay for performance mechanism, we emphasize the democratic management of employees, employees’ physical and mental health, and the building of a harmonious labour relationship.

Recruitment

•  Documents such as Management Measures for Employee Recruitment and Employment of Branches, Measures for Implementing Collective Contract (Trial), and Collective Contract Template were formulated.

•  In addition to fair employment, we adhere to equality between men and women and equal pay for equal work. We prohibit child labour and forced labour. And we respect different backgrounds, regions and cultures.

Remuneration

•  We continually optimize the salary system to ensure fair and scientific distribution, and closely link the salaries with personal performance and our operating efficiency. Creating value is a guiding principle, tilting salary distribution toward sales, grassroots, and key positions, in order to enhance the effects of employee salary orientation and incentives and restraints.

•  We continually improve our market-based compensation by rewarding performance, and refining our assessment of headquarters and subsidiaries, so employees can share our development results.

Benefits	• Documents such as Management Measures for Attendance and Holidays of Headquarters Employees and Detailed Rules for Implementing Enterprise Annuity Plan were formulated.

• In addition to statutory benefits, China Life provides corporate annuities, paid vacations, supplementary commercial insurance, and work-supporting subsidies, etc.

As of December 31, 2019, China Life had 102,250 employees. Our social insurance coverage rate reached 100 percent.

Employee structure

By age	35 years or under	42,110
	36-50 years	47,384
	50 years or older	12,756
By gender	Male	44,155
	Female	58,095
By education structure	Master and above	4,188
	Bachelor	63,990
	College	28,676
	Others	5,396

Case

Recruiting talent through multiple channels

China Life has developed innovative recruitment methods, for example, using official WeChat as main channel to push recruitment ads, targeting publicity resources at demanding sales, IT, and medical posts, and increased visibility by organizing more than 200 recruitment sessions nationwide. As of December 31, 2019, we had posted more than 1,800 recruitment ads and received more than 43,000 resumes. We also did a good job in recruiting talent from all walks of life, including veterans and members of the public.

To promote our democratic management and create a harmonious environment, China Life – in accordance with the Implementation Rules of the Employees’ Congress – held the first session of our third employees’ congress in 2019. The meeting elected new employees’ representatives, reviewed and approved China Life’s business report, financial report, and report about the implementation of the proposals of the second session of the second employees’ congress, reflecting the democratic rights of employees.

China Life completed our first union election and legal person registration in 2018. In 2019, the union election system covered all provincial branches and more than 85 percent of prefecture branches, enhancing our democratic management.

Case

Protection of female employees’ rights

In accordance with relevant requirements of the All-China Women’s Federation and higher-level trade unions, China Life protected the rights and interests of female employees in 2019:

•  Organizing and instructing the renewal of special collective contracts to protect female employees’ rights at all levels.

•  Organizing inspections and special surveys regarding female workers’ rights and interests.

•  Carrying legal publicity and problem-solving activities for the protection of female employees’ rights.

•  Preparing such study materials as the Guidebook on Promoting Gender Equality in the Workplace and encouraged female employees in the financial system to participate in the knowledge competition on the protection of female employees’ rights.

•  We organized communication between National Women’s Congress representatives and our female employees’ representatives, to protect their rights and interests of and promote their development.

Encouraging employee development

China Life values the development and empowerment of employees and we by attaching importance to the development of employees and continuously empowering employees as needed. Our Management Measures for Employee Education and Training was formulated to create multilevel training for employees.

Orientation	Closed centralized training and customized grassroots internship help new employees integrate into China Life and give play to their talents as soon as possible.

Spreading Wings program	To boost the strategy of “Revitalizing the Large and Medium-sized Cities”, China Life has served the rise of collection and development business to provide sufficient talent guarantee for the collection and development channels in large and medium-sized cities. Through targeted campus recruitment and the “137” customized growth plan, we have cultivated, reserved and employed high-quality, professional and practical students, identifying them for further development.
Spark program	China Life divides the growth of young employees into four stages – kindling, flame, torch, and flame – and lays down eight fostering mechanisms including standardized training, mentor coaching, and job rotation and exchanges. Six effective methods – strict screening, setting examples, building platform, conducting examination, valuing field experience, and optimizing the means – are also used to refine talent training.
Grassroots management training	For leadership reserve talents at county (district) branches, a three-month basic training program is offered. Topics such as centralized learning empowerment + follow-up base tour + key task assignment + online sharing + weekly review and feedback + summary and discussion for improvement” are used to improve the operation and capabilities of grassroots management.
Executives orientation training	For newly appointed primary and middle management, forms such as “pre-class assignments to collect executive confusions + research and discussion + role-playing + testing + post-training on-job practice” are used for students to define the role of executives, improve three-dimensional communication skills, and understand basic management responsibilities and methods.

In 2019, China Life actively implemented the 2551 talent project, which is aimed at optimising the structure of the talent team and providing talent guarantee for the development of China Life at all levels.

To identify outstanding young cadres	Promoting cross-level, cross-company, cross-border exchanges	Intensive rotation training
7,000 young cadres were selected.	The Plan for Training on Temporary Positions of 2551 Talent Project at Branch Companies was issued. More than 400 young cadres participated.	14 training sessions for young cadres were organized and around 1,500 people participated.

As of December 31, 2019, China Life had recorded 283,388 person-time of training, 100% training coverage, and 13,358,600 hours of training in total or 128.1 hours of training per person. With 3,600 full-time lecturers, 222,646 part-time lecturers, and 4,086 pieces of online coursework, China Life’s e-School recorded 11,862,908 person-time of online learning and 916,205 person-time of online exams.

Case

Multiple measures to help young trainees

China Life has standardized training sessions with our 2019 Young Cadre Training Class Head Teacher Operation Manual. Based on the ISO10015 standard, this scientific operation system, while using a blended learning model combined with after-school tracking to promote training results.

In 2019, China Life held 14 training sessions for more than 1,000 young cadres from the head office, 36 provincial branch companies, R&D centres, data centres, Chengdu Insurance Research Institute, Shanghai Insurance Research Institute, and regional audit centres.

In 2019, China Life further improved our honour system, to align it closer to our reform and development needs and core values:

Revised the Measures of China Life Insurance Company Limited for Evaluation and Commendation	Undertook effective evaluation and commendation	Organized a recreation and training tour for model workers

Improved honour setting, honour grading, evaluation process, etc.

1. Organized and completed the recommendation and declaration of 146 honours at national, financial and group levels.

2. Carried out the selection of China Life “One Hundred Golden Flowers” individuals with merits and “Golden Flower” collectives with merits to select 100 “One Hundred Golden Flowers” individuals and 30 “Golden Flower” collectives.

Sent 32 model workers to Jinggangshan for recreation and education on revolutionary traditions, bolstering the union’s revolutionary culture building.

At the same time, China Life further stimulated the enthusiasm and creativity of employees through “craftsman” selections, labour skills competitions and the creation of innovation studios. Using the “craftsman spirit” to test their work attitude, ability and quality. Here’s how we are interpreting the grand goal of “Reinvigorating China Life” with a new positioning, new model and new image.

•	Selection of One Hundred Craftsmen in China Life,

adhering to the principle of tilting towards the grassroots and the front line, leading the majority of employees to compete for craftsmanship.

•	Labour Skills Competitions

In 2019, We held more than 90 skills competitions in nearly 30 provincial branch companies and provided funding and honorary support for some competitions.

•	Creation of Innovation Studios

“Financial-grade Innovation Studio”: The R&D Centre Insurance Innovation Studio and Xiamen Branch Innovation Studio won the title Financial-grade Innovation Studio.

“Headquarters-Level Innovation Studio”: Ten studios – including the Data Centre China Life Cloud Innovation Studio – were named China Life Headquarters-level Innovation Studios.

Mr. Su Hengxuan, President of China Life, awards an honorary plaque to the R&D

Centre’s Insurance Technology Innovation Studio

Employee care

China Life attends to employees’ work-life balance. We take employees’ appeals seriously, and enhances their sense of belonging and happiness with a variety of activities.

Caring for physical and mental health

China Life attaches great importance to occupational safety and health of employees by improving the labour safety and health management system. We organize comprehensive physical check-ups for all employees and supplementary annual check-ups for women and supplementary physical check-ups for men over 40 years. We care for the retirees with initiatives such as Create Glory Again after 70-Year Development with You and the delivery of sweaters to the retirees door-to-door, so employees truly feel the warmth of home. We care for the physical and mental health of female workers by setting up rooms dedicated to caring for female employees in addition to the lactation rooms for breast-feeding mothers.

Helping employees in need

We continued to carry out China Life Warmth Home Delivery activity in 2019, assisting employees with difficulties, most needy female employees as single mother, and most needy model workers at the headquarters, and improving the approvals process. The general trade union subsidized 300 employees in need and 100 needy employees with a total of 1 million, and most needy areas with 300,000.

In 2019, China Life’s trade unions at all levels donated more than 9 million to more than 3,600 employees in need during the Spring Festival and New Year’s Day holidays.

Boosting work vitality

China Life encourages employees to participate in cultural and recreational activities that improve cohesion, balance work and life, and cultivate harmony and solidarity.

Case

Promoting reading to create corporate culture

In 2019, China Life launched the Four ‘One’ initiative. To support the theme of “Reading for Empowering China Life to Reinvigorate”, calling on the whole system to “read one book (required for all members), build one counter (reading counter)”, prepare one class, and – to share the results of the reading – explain one reflection (reading results sharing)”. The activities were for all employees, especially the front-line staff. The initiative made full use of online platforms such as the Internet to create a thick learning atmosphere and generate a strong response among the employees. The number of participants in the sharing sessions reached more than 160,000. The class category saw more than 5,000 micro-lectures given offline.

Case

Active participation in sports

More than 360 employees from over 30 companies participated in the Passionate China Life badminton competition, with the theme “My sports, my show, and my success.”

We responded to the group’s “Restart Reinvigorating China Life” employee online walk activity by encouraging more than 50,000 employees to participate.

vi. Pursuing ecological civilization and green development

The report of the 19th CPC National Congress has raised environmental protection to unprecedented heights. China Life actively responds to the party’s call for “developing green finance and expanding energy-saving and environmental protection industries, clean production industries and clean energy industries”. We organically integrate investment with the national economy and people’s livelihood, promote gradual greening of the financial system, and implement the low-carbon concept in daily operations and business development. This reflects our ability and responsibility to build a beautiful China.

Developing green finance

As a financial solution to promote the green transformation of the economy and fill the gap of green financing, green finance has emerged globally. The introduction of the 2016 Guidelines for Establishing the Green Financial System published by the People’s Bank of China and other seven ministries and commissions marked the rise of green finance on the national development agenda. As a large state-owned financial and insurance company, China Life actively responds to national development needs. By improving its green investment and promoting green finance, China Life acts for the benefit of the people and the rejuvenation of the country.

China Life adheres to the concepts of long-term investment, stable investment and value investment. It aims to unify economic, social and environmental benefits, to promote the sustainable and healthy development of the green industry, and to integrate ESG elements with the investment business. China Life’s main investment platform, China Life Insurance Asset Management Company Limited took the lead in joining the United Nations-supported Principles for Responsible Investment initiative. This made us the first insurance asset management company in China to sign the principles and implement the ESG investment philosophy.

China Life also incorporates environmental, social and corporate governance into investment evaluation and decision-making. It has vigorously launched green projects, such as leading investment in the Qinghai Yellow River Hydropower Development Project and becoming the project’s second-largest shareholder. The project is the largest project of introducing strategic investors in mixed-ownership reform of central enterprises and the largest equity financing project in the domestic energy and power sector; investing in clean energy projects such as CGNPC and CECIC. We invest in green mobility via rail transit projects in places such as Beijing, Tianjin, Wuhan, and Nanjing. And we invest in green bonds to support ecological and environmental protection and help win the battle against pollution. China Life created an ESG stock strategy investment portfolio and took the lead in incorporating ESG considerations into the stock selection and portfolio construction in the practice of insurance equity investment at home and abroad.

Case

China Life leads investment in a new energy industry base

Qinghai Yellow River Upstream Hydropower Development Company Limited (referred to as Qinghai Yellow River Hydropower”) is a leading domestic clean energy power generation company. Qinghai Yellow River Hydropower has a total installed capacity of approximately 16.99 million kilowatts of clean energy such as hydropower, photovoltaics and wind power. It provides core support to the Northwest power grid and important support for the power transmission from west to east.

In 2019, China Life, as a cornerstone investor, invested 9 billion yuan in Qinghai Yellow River Hydropower’s mixed-ownership reform cum strategic investor introduction, becoming its second-largest shareholder. This project was the year’s largest mixed-ownership reform project of state-owned enterprises. It was a major practice of implementing the decision of the CPC Central Committee and the State Council to develop a mixed-ownership economy and promote the joint development of capital of various ownerships. This important initiative has also helped Qinghai become an important energy industry base for the country.

The signing ceremony for the capital increase and introduction of strategic investors in the SPIC Yellow River project

Green operation

As a financial service provider, China Life does not have a major impact on the ecological environment and natural resources. However, we strive to minimize our impact on the environment by leveraging own business characteristics and to support the country’s green development strategy.

Main environmental indicators of China Life in 2019

Environmental Indicators	2019

Greenhouse gas emissions[5]	Scope 1 (Direct emissions or removals from sources) (tons of CO2 equivalent)	22,837.13
	Scope 2 (Energy indirect emissions including emissions from purchased electricity) (tons of CO2 equivalent)	119,218.58
	Total amount of emissions (tons of CO2 equivalent)	142,055.71
	Density of greenhouse gas emissions (kg of CO2 equivalent / RMB 10,000 revenue)	1.91
Wastes	Waste battery (pieces)	69,671
Energy consumption	Gasoline consumption of the fleet (liters)	4,857,044.76
	Gas consumption (cubic metres)	3,726,442.88
	Electricity consumption (kwh)	197,381,747.4
	Comprehensive energy consumption (tons of standard coal)	34,395.71
	Density of comprehensive energy consumption (kg of standard coal / RMB 10,000 revenue)	0.46
Resources consumption	Water consumption (tons)	1,867,224.09
	Density of water	25.06

[5]

The calculations were based on the Guidelines for Counting and Reporting of Greenhouse Gas Emissions of Public Building Operation Enterprises (Trial) and the Guidelines for Counting and Reporting of Carbon Dioxide Emissions of Enterprises in Beijing (2017 Edition). The greenhouse gas emission factors used were gasoline, natural gas, and electricity with references as follows:

Gasoline and natural gas: the Guidelines for the Compilation of Provincial Greenhouse Gas Inventories (Department of Climate Change of National Development and Reform Commission, 2011)

Electricity: 2015 Baseline Emission Factors for Regional Power Grids in China (National Development and Reform Commission)

consumption (kg / RMB 10,000 revenue)
Office paper consumption (tons)	3,751.28

Note: The scope of the disclosure for environmental data included the headquarters and 26 own properties.

Standardized management

China Life strictly complies with national and local laws and regulations such as the Environmental Protection Law of the People’s Republic of China, the Energy Conservation Law of the People’s Republic of China, and the “13th Five-Year” Comprehensive Work Plan for Energy Conservation and Emission Reduction. It has formulated regulations – including the Provisional Measures of China Life Insurance Company Limited for Management of Energy Saving and Emission Reduction, the Measures of China Life Insurance Company Limited for the Management of Computer Equipment for Employees, and the Detailed Rules of China Life Insurance Company Limited for the Management of Information Technology Assets – to comprehensively plan China Life’s use of energy and materials.

In 2019, China Life formulated a three-year plan for fixed asset allocation, based on the strategy of “Reinvigorating China Life”. To assess current asset allocation and future needs, we conducted in-depth investigations of the workplace construction of 12 branches and peer companies across the country. Based on detailed analysis of current status and needs of assets in the individual insurance workplaces and the customer service counters, China Life has drawn up a strategy for standardization of workplace asset allocation and instructed branches to prepare three-year plans and budgets.

Asset management	Waste management	Energy management

•  Establishing asset allocation goals, strategies and quantitative indicators.

•  Developing a plan for optimizing grassroots business premises to improve significantly the conditions of grass-roots premises

•  Strengthening business and

•  Hazardous waste: China Life properly disposes of all waste in accordance with the principle of “sorted recovery, centralized storage, and unified disposal”. We send used toner cartridges and ink cartridges to suppliers for recycling and used batteries and fluorescent tubes to property management companies for treatment

Standardizing energy data statistics, analysis and reporting procedures, implementing a responsibility system for energy conservation and emission reduction tasks

Regularly carrying out statistical analysis and supervision of energy uses, setting reward and workplace premises and improving the efficiency of leased assets. • Inspecting China Life vehicle reform to consolidate reform achievements.

before recycling by third-party agencies, as well as. We donate obsolete computers or accessories to schools in poor areas to make full use of resources.

Non-hazardous waste: The non-hazardous waste generated by China Life is mainly office waste and municipal solid waste, which are all handed over to property management companies for treatment to meet the relevant laws and regulations of urban waste disposal.

punishment methods for energy conservation and emission reduction. • Launching energy conservation and emission reduction campaigns to enhance employees’ awareness of energy conservation.

Digital offices

To save costs and strengthen information exchange between levels, China Life closely follows the technology trend to build a comprehensive digital office system. From information transmission to remote conferencing, we are making work smarter and greener, from information transmission to remote conferencing.

In 2019 milestone progress was made in the construction of China Life’s digital workplace. The construction of workplace network, workplace equipment, and command centre advanced across the system and digitalization by and large realized across the board. Our use of internet live streaming enhanced the green concept: it ensures the basic needs of operations and reduces energy consumption and use of paper.

Network-building

•  The new network covered more than 22 thousand offices.

•  China Life smoothly completed the transition to the network in 11,000 individual offices, realizing a fast internet-connected data centre that links headquarters, province-level branches, city-level branches and county branches.

Office equipment	88 thousand sets of intelligent equipment were distributed, covering all start-level offices.
Command centre	China Life completed the deployment and commissioning of equipment in the headquarters, enabling rapid information transmission and real-time interaction.

Internet live broadcast

•  High-definition video coverage was extended to front-line production units and sales staff. More than 97 thousand conferences were held online, with more than 1.04 million participants;

•  Our online video platform broadcast 40 major events live – including the summit, “blessing the future, protecting growth” public welfare project conference, etc.

Paperless services

To assist customers while minimizing the use of paper and other consumables, China Life has created an electronic platform. This covers the entire process of underwriting, preservation, and claims service, etc., greatly reducing paper consumption. In 2019, the paperless handling rate for individual customers’ insurance applications reached 97.8%, a year-on-year increase of 7.8 percentage points; the handling volume for personal online preservation increased by 47% year-on-year; group insurance e-service accounted for 85.0% of total online operations throughout the year; group insurance preservation e-service rate increased from 0 to 79.56%.

Case

Life Insurance app sees paperless services rise

A new version of our Life Insurance app was completed in 2019. Life Insurance APP’s preservation service launched 7 new items and optimized 15 items. As of December 31, 2019, more than 55.5378 million preservation service orders had been handled online, saving 444.30 tons of paper.

Low-carbon procurement

In strict accordance with relevant national laws and regulations and China Life’s centralized procurement, China Life has formulated procurement policies to improve the procurement system, strengthen online management, and reduce carbon emissions from operations.

In 2019, the centralized procurement system version 3.0 and the online mall system were developed and launched. This realized the integration of the whole process of procurement planning, procurement implementation, sporadic procurement, archive management, contract management and supplier evaluation. Intensive management of sporadic procurement enhances efficiency and avoids compliance risks.

To strictly implement fair and impartial procurement, China Life treats suppliers equally, regardless of territory. In 2019, 19,806 suppliers were involved in centralized procurement.

Procurement policies	Conditions for suppliers

•  Management Measures of China Life Insurance Company Limited for Centralized Procurement

•  Management Regulations of China Life Insurance Company Limited on the Workflow of Centralized Procurement

•  Management Measures of China Life Insurance Company Limited for Reviewers of Centralized Procurement

•  Supplier Management Measures of China Life Insurance Company Limited

•  Catalogue and Authority of China Life Insurance Company Limited for Centralized Procurement

•  Rules of Procedure of China Life Insurance Company Limited for Centralized Procurement Committee

•  Suppliers shall be legal persons, natural persons or other organizations with full capacity for civil conduct;

•  Legal persons and other organizations shall provide a true and valid business license with a unified social credit code, and natural persons shall have valid identity certificates such as resident identity cards.

•  Legal persons and other organizations shall provide a letter vouching for a good business reputation, sound business conditions, and no major violations of laws and regulations in the past three years.

•  Suppliers shall participate in China Life’s centralized procurement projects, pledge to abide by China Life’s relevant rules and regulations, and sign a supplier statement.

Statistical Table of China Life for Targeted Poverty Alleviation in 2019

Unit: 10, 000 Currency: RMB

Indicators	Quantity & Implementation

I. General

Including: 1. Funds	525,281[6]

2. Materials converted to cash	1,166.6

3. Number of registered impoverished people relieve from poverty under the help offered (person)	86,983

II. Investment Breakdown

1. Poverty alleviation through industrial development

Including: 1.1 Type of industrial projects for poverty alleviation

✓ Poverty alleviation through agriculture and forestry industry

✓ Poverty alleviation through tourism

✓ Poverty alleviation through e-commerce

☐ Poverty alleviation through asset income

☐ Poverty alleviation through science & technology

✓ Other

1.2 Number of industrial projects for poverty alleviation	457

1.3 Amount of investment in industrial projects for poverty alleviation	4,282

1.4 Number of registered impoverished people relieved from poverty under the help offered (person)	42,981

2. Poverty alleviation through transferred employment

[6]

Including: compensation for major disease coverage for poverty-stricken population: over RMB 3 billion; compensation for the impoverished people recorded in the files and on the cards set up in all places: RMB 1.556 billion. The amount of compensation for supplementary medical insurance for targeted poverty alleviation was RMB 590 million; the liaison points of China Life and its subsidiaries invested RMB 72.65 million in poverty alleviation; the Company donated RMB 24 million to the four designated poverty alleviation counties (towns) through China Life Charity Foundation; The “Life Greenfield” health-based poverty alleviation project was carried out with a donation of RMB 6.66 million, and Yao Foundation launched the One Hundred School Poverty Alleviation via Sports Plan was carried out with a donation of RMB 3.5 million.

Including: 2.1 Amount of investment in occupational skill training	153.83

2.2 Number of people receiving occupational skill training (person/time)	7,202

2.3 Number of registered impoverished people getting employed under the help offered (person)	3,133

3. Poverty alleviation through education

Including: 3.1 Amount of investment in financing needy students	449.82

3.2 Number of students financed (person)	9,535

3.3 Amount of investment in improving the education resources in poverty-stricken areas	139.41

4. Poverty alleviation through health

Including: 4.1 Amount of investment in the medical and health resources of poverty-stricken areas	48.34

5. Poverty alleviation through society

Including: 5.1 Amount of investment in fixed-point poverty alleviation	4,019.26

6. Other projects

Including: 6.1 Amount of investment	516,188.34[7]

III. Awards (nature and level)	Awarded as “2019 Ark Award for Insurance Company of Target Poverty Alleviation” by Securities Times; Awarded as “2019 Pioneer of Insurance Company of Targeted Poverty Alleviation” by China.com.cn

[7]

Including: compensation for major disease coverage for poverty-stricken population: over RMB 3 billion; compensation for the impoverished people recorded in the files and on the cards set up in all places: RMB 1.556 billion. The amount of compensation for supplementary medical insurance for targeted poverty alleviation was RMB 590 million and the amount of other income was RMB 15.8834 million.

Table of KPI

Economic Performance	2017	2018	2019
Premium Income (in RMB 100 million)	5,119.66	5,358.26	5,670.86
Total Assets (in RMB trillion)	2.9	3.25	3.73
EPS (Basic and diluted) (in RMB)	1.13	0.39	2.05
Net profits attributable to shareholders (in RMB 100 million)	322.5	113.95	582.87
Claim settlement service (10,000 person-time)	1,112	1,429	3,210	[8]
Claim settlement payment (in RMB million)	198,088	174,439	127,919
Number of customers for maturity benefit payment (person)	4,022,910	2,449,816	99,5146
Maturity benefit payment (in RMB 100 million)	1,120.93	747.38	256.39

Environmental Performance	2017	2018	2019
Gasoline consumption of the fleet (L)	320,462.18	2,057,733.79	4,857,044.76
Electric power consumption (KWh)	26,658,946.07	186,825,432.8	191,381,747.4

[8]	In 2019, 18.1 million services of commercial insurance claims and 14 million services of critical illness insurance claims were delivered.

Total office paper consumption (ton)	237.26	1,146.80	3,751.28
Total office water consumption (ton)	605,681.29	2,206,760.62	1,867,224.09
Gas consumption (cubic meter)	—	2,170,248.16	3,726,442.88
Total greenhouse gas emission (ton)	17,113.07	117,535.47	142,055.71

Social Performance	2017		2018		2019
Customer service satisfaction (%)	9.04		9.17		9.17
R&D of new products (Nos)	130	[9]	231	[10]	102
Number of suppliers taking part in centralized procurement	—		8,569		19,806
Sales persons (in 10,000)	202.5		177.2		184.8
Total number of employees (person)	100,920		101,335		102,250
Proportion of employees aged 35 or below (%)	42.92		41.94		41.18
Proportion of female employees (%)	57.50		57.01		56.81
Coverage rate of orientation of new employees (%)	96		100		100
Coverage rate of employee training (%)	97.53		100		100

[9]	New products and modified products in 2017.
[10]	New products and modified products in 2018.

Training coverage rate of senior executives (%)	98.86	100	100
Average duration of employee training (hour)	126.88	122.28	128.1
Training hours of mid- & high-level management (hour)	147.58	149.6	153.1
Training hours of general employees (hour)	125.26	138.5	127.5
Number of full-time lecturers of the entire Group (person)	2,053	2,189	3,600
Number of part-time lecturers of the entire Group (person)	169,684	179,121	222,646
Online courseware (piece)	1,165	3,261	4,086
Person-times of online learning (in 10,000)	544.91	703.4	1,186.29
Person-times of online tests (in 10,000)	134.39	80.5	91.62
Ratio of payment for social insurance (%)	100	100	100
Investment in targeted poverty alleviation (in RMB 10,000)	9,440	459,468	526,447.6
Total amount of charitable donations (in RMB 100 million)	1.66	1.93	1.87
Orphan support funds (in RMB 10,000)	233.49	206.82	159.24

HKEX ESG Index

General Disclosure and KPIs		Response
Environmental
A1: Emission
General Disclosure		P64-69
A1.1	The types of emissions and respective emissions data	P64-69
A1.2	Greenhouse gas emissions in total (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P64-66
A1.3	Total hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P64-66
A1.4	Total non-hazardous waste produced (in tons) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	P64-66
A1.5	Description of measures to mitigate emissions and results achieved.	P64-69
A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	P64-69
A2: Use of Resources
General Disclosure		P64-69
A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ‘000s) and intensity (e.g. per unit of production volume, per facility).	P64-66
A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	P64-66
A2.3	Description of energy use efficiency initiatives and results achieved.	P64-69
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency initiatives and results achieved.	N/A
A2.5	Total packaging material used for finished products (in tons) and, if applicable, with reference to per unit produced.	N/A
A3: The Environment and Natural Resources
General Disclosure		P64-69
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	P64-69

Social
Employment and Labor Practices
B1: Employment
General Disclosure		P55-57
B1.1	Total workforce by gender, employment type, age group and geographical region.	P55-57
B1.2	Employee turnover rate by gender, age group and geographical region.	China Life’s overall employee turnover rate is low, and the employee turnover rate by gender, age group and region has yet to be counted.
B2: Health and Safety
General Disclosure		P55-56 & 61-62
B2.1	Number and rate of work-related fatalities.	China Life is a financial service provider with few deaths related to work, so the number and rate of work-related deaths have yet to be counted.
B2.2	Lost days due to work injury.	China Life is a financial service provider with few deaths related to work, so the number of working days lost due to work-related injuries has yet to be counted.
B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	P61-62
B3: Development and Training
General Disclosure		P57-62
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	P59
B3.2	The average training hours completed per employee by gender and employee category.	P59
B4: Labor Standards
General Disclosure		P55-56
B4.1	Description of measures to review employment practices to avoid child and forced labor.	P55-56
B4.2	Description of steps taken to eliminate such practices when discovered.	P55-56

Operating Practices
B5: Supply Chain Management
General Disclosure		P68-69
B5.1	Number of suppliers by geographical region.	P68-69
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	P68-69
B6: Product Responsibility
General Disclosure		P45-54
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	N/A
B6.2	Number of products and service related complaints received and how they are dealt with.	P47-51
B6.3	Description of practices relating to observing and protecting intellectual property rights.	P52-54
B6.4	Description of quality assurance process and recall procedures.	N/A
B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	P49-51
B7: Anti-corruption
General Disclosure		P22-24
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	/
B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	P22-24
Community
B8: Community Investment
General Disclosure		P28-35 & 41-44
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	P28-35 & 41-44
B8.2	Resources contributed (e.g. money or time) to the focus area.	P28-35 & 41-44

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You may give us your feedback in the way as described below:

Tel: +86-10-63631221

Fax: +86-10-66575112

Email: shenhuiying@e-chinalife.com

Address: F12 Tower A, China Life Plaza, No. 16, Finance Street, Xicheng District, Beijing

Zip Code: 100033